SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

.

REASON FOR AMENDMENT

The reason for this amendment is to include Management’s Report on Internal Control over Financial Reporting and the report of KPMG Auditores Independentes with our consolidated financial statements that were furnished to the SEC in a report on Form 6-K on February 26, 2014, and  to implement minor typographical corrections.

Management’s Report on Internal Control over Financial Reporting

Petróleo Brasileiro S.A. – Petrobras announces that its management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessments of the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of our Audit Committee and our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment and criteria, the Company’s management has concluded that Company’s internal control over financial reporting was effective as of December 31, 2013.

On May 14, 2013, COSO published an updated Internal Control - Integrated Framework (2013) and related illustrative documents. As of  December 31, 2013, the company is utilizing the original framework published in 1992. The transition period for adoption of the updated framework ends December 15, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report dated February 25, 2014 included in our 2013 Audited Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated financial statements at

December 31, 2013, 2012 and 2011 with

report of independent registered
public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Contents

Reports of Independent Registered Public Accounting Firm		3
Consolidated Statement of Financial Position		5
Consolidated Statement of Income		6
Consolidated Statement of Comprehensive Income		7
Consolidated Statement of Cash Flows		8
Consolidated Statement of Changes in Shareholders’ Equity		9
Notes to the financial statements		10
1.	The Company and its operations	10
2.	Basis of preparation	10
3.	Summary of significant accounting policies	12
4.	Critical accounting policies: key estimates and judgments	23
5.	New standards and interpretations	26
6.	Cash and cash equivalents	29
7.	Marketable securities	29
8.	Trade and other receivables	29
9.	Inventories	30
10.	Acquisitions, disposal of assets and legal mergers	31
11.	Investments	36
12.	Property, plant and equipment	39
13.	Intangible assets	40
14.	Impairment	42
15.	Exploration for and evaluation of oil and gas reserves	44
16.	Trade payables	45
17.	Finance debt	46
18.	Leases	49
19.	Related parties	49
20.	Provision for decommissioning costs	52
21.	Taxes	52
22.	Employee benefits (Post-Employment)	56
23.	Profit sharing	63
24.	Shareholders’ equity	63
25.	Sales revenues	65
26.	Other operating expenses, net	66
27.	Expenses by nature	66
28.	Net finance income (expense)	67
29.	Supplemental information on statement of cash flows	67
30.	Segment Information	68
31.	Provisions for legal proceedings, contingent liabilities and contingent assets	73
32.	Natural Gas Purchase Commitments	78
33.	Collateral in connection with concession agreements for petroleum exploration	78
34.	Risk management and derivative instruments	78
35.	Fair value of financial assets and liabilities	86
36.	Insurance	87
37.	Subsequent events	88
38.	Information Related to Guaranteed Securities Issued by Subsidiaries	89
Supplementary information on Oil and Gas Exploration and Production (unaudited)		90

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income and comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries (the “Company”) at December 31, 2013, and December 31, 2012, and the results of their operations and their cash flows for the years ended December 31, 2013, and December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control - Integrated Framework  (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

We also have audited the adjustments to the 2011 financial statements to retrospectively apply the change in accounting for employee benefit plans for the revisions to IAS 19 Employee Benefits as described in Note 2.3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2011 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2011 consolidated financial statements taken as a whole.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rio de Janeiro, February 25, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

/s/ Marcos Donizete Panassol

Contador CRC 1SP155975

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2.3, the accompanying consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of Petróleo Brasileiro S.A. – Petrobras and subsidiaries for the year ended  December 31, 2011. The 2011 financial statements before the effects of the adjustments discussed in note 2.3 are not presented herein. The 2011 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in note 2.3, present fairly, in all material respects, the consolidated results of Petrobras and its subsidiaries’ operations and their cash flows for the year ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in note 2.3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

March 30, 2012

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

December 31, 2013, 2012 and January 1, 2012 (In millions of US Dollars)

Assets	Note	12.31.2013	12.31.2012 (*)	01.01.2012 (*)	Liabilities	Note	12.31.2013	12.31.2012 (*)	01.01.2012 (*)

Current assets					Current liabilities
Cash and cash equivalents	6	15,868	13,520	19,057	Trade payables	16	11,919	12,124	11,863
Marketable securities	7	3,885	10,431	8,961	Current debt	17	8,001	7,479	10,067
Trade and other receivables, net	8.1	9,670	11,099	11,756	Finance lease obligations	18.1	16	18	44
Inventories	9	14,225	14,552	15,165	Income taxes payable	21.1	281	345	263
Recoverable income taxes	21.1	1,060	1,462	2,018	Other taxes payable	21.2	4,669	5,783	5,584
Other recoverable taxes	21.2	3,911	4,110	4,830	Dividends payable	21.2	3,970	3,011	2,067
Advances to suppliers		683	927	740	Payroll, profit sharing and related charges		2,052	2,163	2,528
Other current assets		946	1,550	2,065	Pension and medical benefits	22	816	788	761
		50,248	57,651	64,592	Others		2,429	2,359	3,187
							34,153	34,070	36,364
Assets classified as held for sale	10.3	2,407	143	−	Liabilities on assets classified as held for sale	10.3	1,073	−	−
		52,655	57,794	64,592			35,226	34,070	36,364
Non-current assets					Non-current liabilities
Long-term receivables					Non-current debt	17	106,235	88,484	72,718
Trade and other receivables, net	8.1	4,532	4,441	3,253	Finance lease obligations	18.1	73	86	98
Marketable securities	7	131	176	3,064	Deferred income taxes	21.3	9,906	11,976	12,558
Judicial deposits	31	2,504	2,696	2,080	Pension and medical benefits	22	11,757	19,436	15,057
Deferred income taxes	21.3	1,130	1,277	787	Provisions for legal proceedings	31	1,246	1,265	1,088
Other tax assets	21.2	5,380	5,223	4,912	Provision for decommissioning costs	20	7,133	9,441	4,712
Advances to suppliers		3,230	3,156	3,141	Others		724	772	1,231
Others		1,875	1,887	1,725
		18,782	18,856	18,962			137,074	131,460	107,462

					Total liabilities		172,300	165,530	143,826

					Shareholders' equity	24
Investments	11.2	6,666	6,106	6,530	Share capital		107,371	107,362	107,355
Property, plant and equipment	12.1	227,901	204,901	182,918	Additional paid in capital		395	349	316
Intangible assets	13.1	15,419	39,739	43,412	Profit reserves		75,689	67,238	60,142
		268,768	269,602	251,822	Accumulated other comprehensive income (loss)		(34,928)	(14,235)	3,503
					Attributable to the shareholders of Petrobras		148,527	160,714	171,316
					Non-controlling interests		596	1,152	1,272
					Total Equity		149,123	161,866	172,588
Total Assets		321,423	327,396	316,414	Total liabilities and shareholder's equity		321,423	327,396	316,414

(*) Amounts restated, as set out in note 2.3.
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

December 31, 2013, 2012 and 2011 (In millions of US Dollars, unless otherwise indicated)

	Note	2013	2012	2011

Sales revenues	25	141,462	144,103	145,915
Cost of sales		(108,254)	(107,534)	(99,595)
Gross profit		33,208	36,569	46,320

Income (expenses)
Selling expenses		(4,904)	(4,927)	(5,346)
General and Administrative expenses		(4,982)	(5,034)	(5,161)
Exploration costs		(2,959)	(3,994)	(2,630)
Research and development expenses		(1,132)	(1,143)	(1,454)
Other taxes		(780)	(386)	(460)
Other operating expenses, net	26	(2,237)	(4,185)	(3,984)
		(16,994)	(19,669)	(19,035)

Net income before financial results, profit sharing and income taxes		16,214	16,900	27,285

Finance Income		1,815	3,659	3,943
Finance Expenses		(2,673)	(2,016)	(1,424)
Foreign exchange and inflation indexation charges		(1,933)	(3,569)	(2,443)
Net finance income (expense)	28	(2,791)	(1,926)	76

Share of profit / gains on interest in equity-accounted investments		507	43	230

Profit sharing	23	(520)	(524)	(867)

Net income before income taxes		13,410	14,493	26,724

Income taxes	21.4	(2,578)	(3,562)	(6,732)

Net income		10,832	10,931	19,992

Net income (loss) attributable to:
Shareholders of Petrobras		11,094	11,034	20,121
Non-controlling interests		(262)	(103)	(129)
		10,832	10,931	19,992

Basic and diluted earnings per weighted-average of common and preferred share in U.S. dollars	24.6	0.85	0.85	1.54

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

December 31, 2013, 2012 and 2011 (In millions of US Dollars)

	2013	2012 (*)	2011 (*)

Net income	10,832	10,931	19,992

Items that will not be reclassified to profit or loss:
Actuarial gains / (losses) on defined benefit pension plans	7,248	(4,693)	(1,807)
Deferred income tax	(2,153)	1,533	710
Cumulative translation adjustments	(20,397)	(14,049)	(21,859)
	(15,302)	(17,209)	(22,956)
Items that may be reclassified subsequently to profit or loss:
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	1	498	81
Reclassified to profit or loss	(43)	(714)	8
Deferred income tax	15	72	(30)
	(27)	(144)	59
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(6,265)	(3)	(33)
Reclassified to profit or loss	312	7	5
Deferred income tax	2,030	1	−
	(3,923)	5	(28)

Share of other comprehensive income of equity-accounted investments	(236)	−	6

	(4,186)	(139)	37

Other comprehensive income (loss):	(19,488)	(17,348)	(22,919)

Total Comprehensive income (loss)	(8,656)	(6,417)	(2,927)
Comprehensive income (loss) attributable to:
Shareholders of Petrobras	(8,263)	(6,136)	(2,773)
Non-controlling interests	(393)	(281)	(154)
Total comprehensive income (loss)	(8,656)	(6,417)	(2,927)

(*) Amounts restated, as set out in note 2.3.
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

December 31, 2013, 2012 and 2011 (In millions of US Dollars)

	2013	2012	2011
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	11,094	11,034	20,121
Adjustments for:
Non-controlling interests	(262)	(103)	(129)
Share of (profit) loss of equity-accounted investments	(507)	(43)	(230)
Depreciation, depletion and amortization	13,188	11,119	10,535
Impairment charges on property, plant and equipment and other assets	1,125	880	1,056
Exploration expenditures written off	1,892	2,847	1,480
(Gains) / losses on disposal / write-offs of non-current assets	(1,764)	2	527
Foreign exchange variation, indexation and finance charges	3,167	4,308	3,799
Deferred income taxes, net	402	1,266	3,599
Pension and medical benefits (actuarial expense)	2,566	2,091	1,730
Decrease / (Increase) in assets
Trade and other receivables, net	(1,142)	(1,522)	(2,326)
Inventories	(2,128)	(1,864)	(5,035)
Other assets	(212)	(1,990)	(2,537)
Increase/(Decrease) in liabilities
Trade payables	1,108	1,039	2,455
Taxes payable	(1,517)	(151)	(1,991)
Pension and medical benefits	(796)	(735)	(837)
Other liabilities	75	(290)	1,481
Net cash provided by operating activities	26,289	27,888	33,698
Cash flows from Investing activities
Capital expenditures	(45,110)	(40,802)	(41,377)
Investments in investees	(199)	(146)	(336)
Receipts from disposal of assets (divestment)	3,820	276	−
Investments in marketable securities	5,718	2,051	6,683
Dividends received	146	241	411
Net cash (used in) investing activities	(35,625)	(38,379)	(34,619)
Cash flows from Financing activities
Acquisition of Non-controlling interest	(70)	255	27
Proceeds from long-term financing	39,542	25,205	23,951
Repayment of principal	(18,455)	(11,347)	(8,750)
Repayment of interest	(5,066)	(4,772)	(4,574)
Dividends paid	(2,656)	(3,272)	(6,422)
Net cash provided by financing activities	13,295	6,069	4,232

Effect of exchange rate changes on cash and cash equivalents	(1,611)	(1,115)	(1,909)

Net increase/ (decrease) in cash and cash equivalents	2,348	(5,537)	1,402

Cash and cash equivalents at the beginning of the year	13,520	19,057	17,655

Cash and cash equivalents at the end of the year	15,868	13,520	19,057

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

December 31, 2013, 2012 and 2011 (In millions of US Dollars)

		Additional paid in capital		Accumulated other comprehensive income			Profit Reserves
	Share Capital	Incremental costs attributable to the issue of new shares	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit plans	Other comprehensive income and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders	Non- controlling interests	Total shareholders' equity
Balance at January 1, 2011 (*)	107,341	(279)	286	30,130	(3,343)	215	5,806	571	698	39,342	(82)	180,685	1,839	182,524
Capital increase with reserves	14								(14)			−		−
Realization of deemed cost						(6)					6	−		−
Change in interest in subsidiaries			309									309	(292)	17
Net income											20,121	20,121	(129)	19,992
Other comprehensive income				(22,433)	(1,097)	37					599	(22,894)	(25)	(22,919)
Appropriations:
Allocation of net income							1,006	537	43	12,235	(13,821)	−		−
Dividends											(6,905)	(6,905)	(121)	(7,026)
Balance at December 31, 2011 (*)	107,355	(279)	595	7,697	(4,440)	246	6,812	1,108	727	51,577	(82)	171,315	1,272	172,588
Capital increase with reserves	7								(7)			−		−
Realization of deemed cost						(5)					5	−		−
Change in interest in subsidiaries			33									33	270	303
Net income											11,034	11,034	(103)	10,931
Other comprehensive income				(14,434)	(3,160)	(139)					563	(17,170)	(178)	(17,348)
Appropriations:
Allocation of net income							552	537	9	6,005	(7,103)	−		−
Dividends											(4,499)	(4,499)	(109)	(4,608)
Balance at December 31, 2012 (*)	107,362	(279)	628	(6,737)	(7,600)	102	7,364	1,645	729	57,582	(82)	160,713	1,152	161,866
Capital increase with reserves	9								(9)			−	−	−
Realization of deemed cost						(5)					5	−		−
Change in interest in subsidiaries			46									46	(102)	(56)
Net income											11,094	11,094	(262)	10,832
Other comprehensive income				(21,597)	5,095	(4,186)					1,331	(19,357)	(131)	(19,488)
Distributions:												−
Allocation of net income							555	537	9	7,277	(8,378)	−		−
Dividends											(3,970)	(3,970)	(61)	(4,031)
	107,371	(279)	674	(28,334)	(2,505)	(4,089)	7,919	2,182	729	64,859	−	148,527	596	149,123
Balance at December 31, 2013	107,371		395			(34,928)					75,689	148,527	596	149,123

(*) Amounts restated, as set out in note 2.3.
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

December 31, 2013 and 2012 (Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation

2.1.       Statement of compliance and authorization of financial statements

The consolidated financial information has been prepared and is being presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities measured at fair value and certain current and non-current assets and liabilities, as detailed in the accounting policies set out below.

The annual consolidated financial information was approved and authorized for issue by the Company’s Board of Directors in a meeting held on February 25, 2014.

2.2.       Functional and presentation currency

The functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the entities that operate outside Brazil is the U.S. dollar. The functional currency of Petrobras Argentina is the Argentine Peso.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated into the presentation currency in accordance with IAS 21 - The effects of changes in foreign exchange rates. All assets and liabilities are translated into U.S. dollars at the closing rate at the date of the financial statements; income and expenses, as well as the cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. Equity items are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. All exchange rate differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

The cumulative translation adjustments were set to nil at January 1, 2009 (the date of transition to IFRS).

2.3.       Prior period restatements

The Statements of Financial Position as of December 31, 2012 and January 1, 2012 have been restated for comparative purposes, including the following effects:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Amendments to IAS 19 – “Employee benefits”

Effective for annual periods beginning on January 1, 2013, amendments to IAS 19 – “Employee benefits” eliminated the option to defer actuarial gains and losses (corridor approach) and requires net interest to be calculated by applying the discount rate used for measuring the obligation to the net benefit asset or liability.

The impact of such amendments, for the year ended December 31, 2012 is: an increase in the Company’s net actuarial liability of US$10,161 (US$6,179 at January 1, 2012), as well as a corresponding decrease in deferred tax liabilities of US$2,988 (US$1,657 at January 1, 2012) and a decrease of US$7,173 in the shareholders’ equity (US$4,522 at January 1, 2012).

b)             Offsetting deferred income taxes

Deferred income tax assets were offset against deferred income tax liabilities by the Company, considering the balance of deferred income taxes of each of the consolidated subsidiaries. The impact of such change for the year ended December 31, 2012 was a decrease of US$ 4,249 in noncurrent assets and liabilities (US$ 3,500 at January 1, 2012).

Those restatements had no significant impact on the Company’s profit or loss or cash flows.

The effects of such changes in the statement of financial position, statement of changes in shareholders’ equity and statement of comprehensive income, for comparative purposes, are set out following:

	12.31.2012				01.01.2012
Statement of Financial Position	As presented (*)	(a) Impact of IAS 19 amendment	(b) Offsetting Deferred Income Taxes	Restated	As presented (*)	(a) Impact of IAS 19 amendment	(b) Offsetting Deferred Income Taxes	Restated
Non-current assets
Deferred income taxes	5,526	−	(4,249)	1,277	4,287	−	(3,500)	787

Non-current liabilities
Pension and medical benefits	9,275	10,161		19,436	8,878	6,179		15,057
Deferred income taxes	19,213	(2,988)	(4,249)	11,976	17,715	(1,657)	(3,500)	12,558

Shareholders' equity
Other comprehensive income (loss)	(7,144)	(7,091)	−	(14,235)	7,943	(4,440)	−	3,503
Retained earnings (profit reserves)	67,320	(82)		67,238	60,224	(82)	−	60,142

(*) As presented for the period ended December 31, 2012.

	12.31.2012		12.31.2011		01.01.2011
Statement of Shareholders' Equity	Actuarial gains (losses) on defined benefit plans	Retained earnings	Actuarial gains (losses) on defined benefit plans	Retained earnings	Actuarial gains (losses) on defined benefit plans	Retained earnings
Other comprehensive income
As presented (*)	−	−	−	−	−	−
Restated	(7,600)	−	(4,440)	−	(3,343)	−

Retained earnings
As presented (*)	−	−	−	−	−	−
Restated	−	(82)	−	(82)	−	(82)

(*) As presented for the period ended December 31, 2012.

	2012		2011
Statement of comprehensive income	As presented (*)	Restated	As presented (*)	Restated
Other comprehensive income
Actuarial gains (losses) on defined benefit plans	−	(4,693)	−	1,807
Deferred income taxes on actuarial gains (losses)	−	1,533	−	(710)
(*) As presented for the period ended December 31, 2012.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3.            Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods presented in these consolidated financial statements.

3.1.       Basis of consolidation

 The consolidated financial statements include the financial information of Petrobras and the entities it controls (its subsidiaries). Control is achieved when Petrobras: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The entities and structured entities set out following are consolidated:

	Equity capital - Subscribed, paid in and voting %
Subsidiaries	2013	2012
Petrobras Distribuidora S.A. - BR and its subsidiaries	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	100.00	100.00
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii)	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iii)	100.00	100.00
Petrobras Negócios Eletrônicos S.A. – E-PETRO (iv)	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries	99.99	99.99
Petrobras International Finance Company - PifCo (i)	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiaries	100.00	100.00
Downstream Participações Ltda.	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i)	100.00	100.00
5283 Participações Ltda.	100.00	100.00
Fundo de Investimento Imobiliário RB Logística - FII	99.00	99.00
Baixada Santista Energia S.A.	100.00	100.00
Sociedade Fluminense de Energia Ltda. – SFE (vi)	−	100.00
Termoaçu S.A. (vii) (viii)	100.00	−
Termoceará Ltda.	100.00	100.00
Termomacaé Ltda.	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	100.00	100.00
Termobahia S.A.	98.85	98.85
Ibiritermo S. A. (x)	50.00	50.00
Petrobras Biocombustível S.A.	100.00	100.00
Refinaria Abreu e Lima S.A. (vi)	−	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	100.00	100.00
Comperj Participações S.A. (vi)	−	100.00
Comperj Estirênicos S.A. (vi)	−	100.00
Comperj MEG S.A. (vi)	−	100.00
Comperj Poliolefinas S.A. (vi)	−	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiary (i)	100.00	100.00
Breitener Energética S.A. and its subsidiaries	93.66	93.66
Cayman Cabiunas Investment CO. (ix)	−	100.00
Innova S.A.	100.00	100.00
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU (v)	−	100.00
Companhia de Recuperação Secundária S.A. - CRSEC (vi)	−	100.00
Arembepe Energia S.A.	100.00	100.00
Energética Camaçari Muricy S.A.	100.00	71.60
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	100.00	100.00
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	100.00	100.00
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	100.00	100.00
Liquigás S.A.	100.00	100.00
Araucária Nitrogenados S.A. (vii)	100.00	−
Fábrica Carioca de Catalizadores S.A. - FCC (viii) (x)	50.00	−
(i) Foreign-incorporated companies with non-Brazilian Real consolidated financial statements.
(ii) 11.87% interest of 5283 Participações Ltda.
(iii) 0.09% interest of Petrobras Gás S.A. - Gaspetro.
(iv) 0.05% interest of Downstream.
(v) Companies merged into Comperj Participações S.A.
(vi) Companies merged into Petrobras
(vii) Acquisition of control (business combination).
(viii) Equity-method accounted investee in 2012.
(ix) Extinguished company
(x) Joint operation

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated structured entities	Country	Main segment
Charter Development LLC – CDC (i)	U.S.A	E&P
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	RT&M
PDET Offshore S.A.	Brazil	E&P
Nova Transportadora do Nordeste S.A. - NTN	Brazil	Gas & Power
Nova Transportadora do Sudeste S.A. - NTS	Brazil	Gas & Power
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate
(i) Foreign-Incorporated Companies with non-Brazilian Real consolidated financial statements.

Petrobras has no equity interest in the structured entities above, and control is not determined by voting rights, but by the power the Company has over the relevant operating activities of such entities.

3.2.       Business segment reporting

The information related to the operating segments (business areas) of the Company is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas, which are charged at internal transfer prices defined between the areas using methods based on market parameters.

Information for each business area is presented as defined by the current organizational structure. The Company operates under the following segments:

a) Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil for the purpose of supplying, primarily, our domestic refineries; and also selling the crude oil surplus and oil products produced in the natural gas processing plants to the domestic and foreign markets. The exploration and production segment also operates through partnerships with other companies.

b) Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities, exporting of ethanol, extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil.

c) Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse.

e) Distribution: this segment includes mainly the activities of Petrobras Distribuidora, which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil to retail, commercial and industrial customers, as well as other fuel wholesalers.

f) International: this segment covers the activities of exploration and production of oil and gas, refining, transportation and marketing, gas and power, and distribution, carried out outside of Brazil in a number of countries in the Americas, Africa, Europe and Asia.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

3.3.       Financial instruments

3.3.1. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

3.3.2. Marketable securities

Marketable securities comprise investments in debt or equity securities. These instruments are initially measured at fair value and are classified and subsequently measured as set out below:

-       Fair value through profit or loss - includes securities purchased and held for trading in the short term. These instruments are subsequently measured at fair value with changes recognized in profit or loss.

-       Held-to-maturity - includes securities with fixed or determinable payments, for which management has the ability and intent to hold until maturity. These instruments are subsequently measured at amortized cost using the effective interest rate method.

-       Available-for-sale – includes securities that are either designated in this category or not classified as fair value through profit or loss or held-to-maturity securities. These instruments are subsequently measured at fair value. Subsequent changes in fair value are recognized within other comprehensive income, in the shareholders’ equity and reclassified to profit or loss when securities are derecognized.

Subsequent changes attributable to interest, foreign exchange, and inflation are recognized in profit or loss for all categories, when applicable.

3.3.3. Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for allowances for credit losses and impairment.

The Company recognizes a provision for impairment of trade receivables when there is objective evidence that a loss event occurred after the initial recognition of the receivable and has an impact on the estimated future cash flows, which can be reliably estimated. Such evidence includes insolvency, defaults or a significant probability of a debtor filing for bankruptcy.

3.3.4. Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the effective interest rate method.

3.3.5. Derivative financial instruments

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are initially and subsequently measured at fair value.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Gains or losses arising from changes in fair value are recognized in profit or loss as finance income (finance expense), unless the derivative is qualified and designated for hedge accounting.

3.3.6. Hedge accounting

Hedge accounting is formally documented at inception in terms of the hedging relationship and the Company’s risk management objective and strategy for undertaking the hedge.

Hedging relationships which qualify for hedge accounting are classified as:  (i) fair value hedge, when they involve a hedge of the exposure to changes in fair value of a recognized asset or liability, unrecognized firm commitments, or an identifiable portion of such assets, liabilities or firm commitments; and (ii) cash flow hedges when they involve a hedging of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

In hedging relationships which qualify for fair value hedge accounting, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss.

In hedging relationships which qualify for cash flow hedge accounting, the Company designates derivative financial instruments and long-term debt (non-derivative financial instruments) and gains or losses relating to the effective portion of the hedge are recognized within other comprehensive income, in the shareholders’ equity and recycled to profit or loss in the periods when the hedged item affects profit or loss. The gains or losses relating to the ineffective portion are recognized in profit or loss.

When, the hedging instrument expires or is sold, terminated or exercised or no longer meets the criteria for hedge accounting or the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective remains separate in equity until the forecast transaction occurs. When, the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to profit or loss.

3.4.       Inventories

Inventories are determined by the weighted average cost flow method and mainly comprise crude oil, intermediate products and oil products, as well as natural gas, liquid natural gas (LNG), fertilizers and biofuels, stated at the lower of the average cost, and their net realizable value.

Crude oil and liquid natural gas (LNG) inventories can be traded or used for production of oil products and/or electricity generation, respectively.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Biofuels mainly include ethanol and biodiesel inventories.

Maintenance materials, supplies, and others, other than raw material, are mainly comprised of production supplies and operating and consumption materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

The amounts presented in the categories above include imports in transit, which are stated at the identified cost.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3.5.       Investments in other companies

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those polices.

A joint arrangement is an arrangement over which two or more parties have joint control. A joint arrangement is classified either as a joint operation or as a joint venture depending on the rights and obligations of the parties to the arrangement.

In a joint operation the parties have rights to the assets, and obligations for the liabilities, relating to the arrangement and in a joint venture, the parties have rights to the net assets of the arrangement.

Profit or loss, assets and liabilities related to joint ventures and associates are accounted for by the equity method.

In a joint operation the Company recognizes the amount of its assets, liabilities and related income and expenses. In addition, the Company recognizes its share of the sales revenue and expenses and the joint assets and joint liabilities.

3.6.       Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are not accounted for as business combinations.

The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value. Amounts paid in excess of the fair value are recognized as goodwill. In the case of a bargain purchase, a gain is recognized in profit or loss when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as an additional paid-in capital.

Goodwill arising from investments in associates and joint ventures without change of control is accounted for as part of these investments. It is measured by the excess of the consideration transferred over the interest in the fair value of the net assets.

3.7.       Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal, development and production of oil and gas are accounted for using the successful efforts method of accounting, as set out below:

-Costs related to geological and geophysical activities are expensed when incurred.

-Amounts paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) are initially capitalized.

-Costs directly associated with exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Exploratory wells that have found oil and gas reserves, but those reserves cannot be classified as proved, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

-Costs related to exploratory wells drilled in areas of unproved reserves are expensed when determined to be dry or non-economical (did not encounter potentially economic oil and gas quantities).

-Costs related to the construction, installation and completion of infrastructure facilities, such as platforms, pipelines, drilling of development wells and other related costs incurred in connection with the development of proved reserve areas and successful exploratory wells are capitalized within property, plant and equipment.

3.8.       Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use, adjusted during hyperinflationary periods, as well as by the present value of the estimated cost of dismantling and removing the asset and restoring the site and reduced by accumulated depreciation and impairment losses.

Expenditures on major maintenance of industrial units and vessels are capitalized if the recognition criteria are met. Expenditures comprise: replacement of certain assets or parts of assets, equipment assembly services, as well as other related costs. Such maintenance occurs, on average, every four years. Capitalized expenditures are depreciated on a straight line basis based on the estimated time of the maintenance cycle.

General and specific borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. General borrowing costs are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful life or by applying the unit-of-production method to the related assets.

Except for assets with a useful life shorter than the life of the field, which are depreciated based on the straight line method, depreciation, depletion and amortization of proved oil and gas producing properties are accounted for pursuant to the unit-of-production method, as set out below:

i) Depreciation (amortization) of oil and gas producing properties, including related equipment and facilities is computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis; and

ii) Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonus (capitalized acquisition costs) is recognized using the unit-of-production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field by field basis.

Except for land, which is not depreciated, other property, plant and equipment is depreciated on a straight line basis. See note 12 for further information about the estimated useful life by class of assets.

3.9.       Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) and the Assignment Agreement, referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (“Cessão Onerosa”); public service concessions; trademarks; patents; software and goodwill.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas and amounts related to the Assignment Agreement are initially capitalized within intangible assets and are transferred to property, plant and equipment upon the declaration of commerciality.

Signature bonuses and amounts related to the Assignment Agreement are not amortized until they are transferred to property, plant and equipment. Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to completion and use of assets, probable future economic benefits, and others.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment considering individual assets or cash-generating units. Their useful lives are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment for those assets. If they do not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

3.10.   Impairment

Property, plant and equipment and intangible assets with definite useful lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets related to exploration and development of oil and gas and assets that have indefinite useful lives, such as goodwill acquired in business combinations are tested for impairment annually, irrespective of whether there is any indication of impairment.

The impairment test comprises a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whenever the recoverable amount of the unit is less than the carrying amount of the unit, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the specificity of the Company’s assets, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit (based on assumptions that represent the Company’s best estimates), discounted at a pre-tax discount rate. This rate is obtained from the Company’s weighted average cost of capital post-tax (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

For the impairment test, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (the cash-generating unit). Assets related to exploration and development of oil and gas are tested annually for impairment on a field by field basis.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

3.11.   Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased item are recognized as finance leases.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

For finance leases, when the Company is the lessee, assets and liabilities are recognized at amounts equal to the fair value of the lease property or, if lower, to the present value of the minimum lease payments, each determined at the inception of the lease.

Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

When the Company is the lessor, a receivable is recognized at the amount of the net investment in the lease.

If a lease does not transfer all the risks and rewards, it is classified as an operating lease. Operating leases are recognized as expenses over the period of the lease.

Contingent rents are recognized as expenses when incurred.

3.12.   Assets classified as held for sale

Assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will principally be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is approved by the Company’s management and the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

However, events or circumstances may extend past the period to complete the sale by more than one year if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence of the commitment to the plan to sell the asset.

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities are presented separately in the statement of financial position.

3.13.   Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility as it terminates operations due to the exhaustion of the area or economic conditions.

Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (associated with the obligation) based on the present value of the expected future cash outflows, discounted at a risk-adjusted rate when a future legal obligation exists and can be reliably measured.

A corresponding provision is recognized as a liability. Unwinding of the discount is recognized as a financial expense, when incurred. The asset is depreciated similarly to property, plant and equipment, based on the class of the asset.

Future decommissioning costs for oil and natural gas producing properties are initially recognized when a field is declared to be commercial, on a field by field basis, and are revised annually.

Decommissioning costs related to proved developed oil and gas reserves are depreciated by applying the unit-of-production method, computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3.14.   Provisions and contingent liabilities

Provisions are recognized when there is a present obligation (legal or constructive) that arises from past events and for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which must be reasonably estimable.

Contingent liabilities for which the likelihood of loss is considered to be possible or which are not reasonably estimable are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

3.15.   Income taxes

Income tax expense for the period comprises current and deferred tax.

The Company has adopted the Transition Tax Regime in Brazil (RTT) in order to exclude potential tax impacts from the adoption of IFRS in the determination of taxable profit. RTT is based on Brazilian tax/corporate regulations as of December 31, 2007.

a)    Current income taxes

The tax currently payable is computed based on taxable profit for the year, calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Taxable profit differs from accounting profit due to certain adjustments required by tax regulations.

b)   Deferred income taxes

Deferred tax is recognized on temporary differences between the tax base of an asset or liability and its carrying amount. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all temporary deductible differences to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

3.16.   Employee benefits (Post-Employment)

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent actuary, using the projected unit credit method, net of the fair value of plan assets, when applicable, out of which the obligations are to be directly settled.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Changes in the net defined benefit liability (asset) are recognized when they occur, as follows: i) service cost and net interest cost in profit or loss; and ii) remeasurements in other comprehensive income.

Service cost comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, changes to, or withdraw of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Net interest on the net defined benefit liability (asset) is the change during the period in the net  defined benefit liability (asset) that arises from the passage of time.

Remeasurements of the net defined benefit liability (asset), recognized in other comprehensive income, comprise: (i) actuarial gains and losses; (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and (iii) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Actuarial assumptions include demographical and financial assumptions, medical costs estimates, as well as historical data related to expenses incurred and employee contributions.

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage over salaries.

3.17.   Share Capital and Stockholders’ Compensation

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares are classified as additional paid in capital and shown (net of tax) in shareholders’ equity as a deduction from the proceeds.

Preferred shares have priority on returns of capital and dividends, which are based on the higher amount of 3% over the net book value of shareholders equity for preferred shares, or 5% of the share capital for preferred shares. Preferred shares do not grant any voting rights; are non-convertible into common shares and participate under the same terms as common shares, in capital increases resulting from the capitalization of reserves and profits.

Dividend distribution comprises dividends and interest on capital determined in accordance with the limits defined in the Company’s bylaws.

Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil.  Tax benefits from the deduction of interest on capital are recognized in profit or loss.

3.18.   Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

Government grants are recognized as revenue in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to assets are initially recognized as deferred income and thereafter are transferred to profit or loss over the useful life of the asset on a straight-line basis.

3.19.   Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Revenues from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains and losses on marketable securities measured at fair value, as well as net foreign exchange and inflation indexation charges. Finance expense does not include borrowing costs directly attributable to the construction of assets that necessarily take a substantial period of time to become operational, which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

4.            Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, revenues and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.

Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company’s financial condition and results of operations are set out following.

4.1.       Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and fluid sample core data and are used as the basis for calculating unit-of-production depreciation rates and for impairment assessments.

These estimates require the application of judgment and are reviewed at least annually and on an interim basis if objective evidence of significant changes becomes available based on a re-evaluation of already available geological, reservoir or production data and  new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in development strategy or production equipment and facility capacity.

Oil and gas reserves include both proved and unproved reserves. According to the definitions prescribed by the SEC proved oil and gas reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Proved reserves can be further subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and represented 59.9% of the total proved reserves of the Company as of December 31, 2013.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Other information about reserves is presented as supplementary information.

a)             Oil and gas reserves: depreciation, amortization and depletion

Depreciation, amortization and depletion are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation and depletion recognized in profit or loss and the carrying amounts of oil and gas properties assets.

Therefore all other variables being equal, a decrease in estimated proved reserves would increase, prospectively, depreciation expense, while an increase in reserves would reduce depreciation.

See notes 3.8 and 12 for more detailed information about depreciation, amortization and depletion.

b)            Oil and gas reserves: impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 3.10. In general, analyses are based on proved reserves and probable reserves. The percentage of probable reserves that the Company includes in cash flows does not exceed the Company’s past success ratios in developing probable reserves.

The Company performs asset valuation analyses on an ongoing basis as a part of its management program by reviewing the recoverability of their carrying amounts based on estimated volumes of oil and gas reserves, as well as estimated future oil and natural gas prices.

The Company, typically, does not view temporarily low oil prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility and although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, any impairment tests that the Company performs make use of its long-term price assumptions used in its planning and budgeting processes and its capital investment decisions, which are considered reasonable estimates, given market indicators and experience.

Lower future oil and gas prices, considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment.

See notes 3.8, 12 and 14 for more detailed information about oil and natural gas exploration and development assets.

4.2.       Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGU’s) requires management assumptions and judgment, based on the Company’s business and management model, and may significantly impact the results of the impairment tests of long-lived assets. The assumptions set out following have been consistently applied by the Company:

-       Exploration and Production CGU’s: producing properties: oil and natural gas producing properties comprised of a group of exploration and development assets.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

-       Downstream CGU’s: i) Refining assets CGU: a single CGU comprised of all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro. This CGU was identified based on the concept of integrated optimization and performance management, which focus on the global performance of the CGU, allowing a shift of margins from one refinery to another. Pipelines and terminals complement and are an interdependent portion of the refining assets, to supply the market; ii) Petrochemical CGU: petrochemical plants from PetroquímicaSuape and Citepe; iii) Transportation CGU: the transportation CGU is comprised of the vessel fleet of Transpetro.

-       Gas & Power CGU’s: i) Natural gas CGU: comprised of natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants; and ii) Power CGU: thermoelectric power generation plants.

-       Distribution CGU: comprised of the distribution assets related to the operations of Petrobras Distribuidora S.A. and Liquigás Distribuidora S.A..

-       Biofuels CGU’s: i) Biodiesel CGU: group of assets that compose the biodiesel plants. The CGU reflects an integrated view of the biodiesel plants and is defined based on the production planning and operation process, considering domestic market conditions, the capacity of each plant, as well as the results of biofuels auctions and raw materials supply; ii) Ethanol CGU: comprised of investments in associates and joint ventures in the ethanol sector.

-       International CGU: i) International Exploration and production CGU: oil and natural gas producing properties comprised of a group of exploration and development assets outside of Brazil; ii) Other operations of the international business segment: smallest identifiable group of assets that generates largely independent cash inflows.

Investments in associates and joint ventures including goodwill are individually tested for impairment.

See notes 3.10 and 14 for more detailed information about impairment.

4.3.         Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

-       Discount rate: comprises the projected future inflation rate curve and an equivalent real interest rate that matches the duration of the pension and health care obligations with the yield curve of long-term Brazilian government bonds; and

-       Medical costs: comprise several projected annual growth rates based on per capita health care benefits paid for the last five years, which are used to set a starting point for the curve, which decreases gradually in 30 years, converging to a general inflation index.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

4.4.       Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which estimates are made by Petrobras of the amounts of the obligations and the probability that an outflow of resources will be required, based on legal advice and management’s best estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

See note 31 for more detailed information about contingencies and legal proceedings.

4.5.       Dismantling of areas and environmental remediation

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment because the obligations are long-term; the contracts and regulation have subjective descriptions of what removal and remediation practices and criteria will have to be met when the events actually occur; and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations.

The Company is constantly conducting studies to incorporate technologies and procedures seeking to optimize the operations of abandonment, considering industry best practices. Notwithstanding, the timing and amounts of future cash flows are subject to significant uncertainty.

See notes 3.14 and 20 for more detailed information about the decommissioning provisions.

4.6.       Derivative financial instruments

Derivative financial instruments are measured at fair value in the financial statements. Fair value measurement requires judgment related to the availability of identical or similar assets quoted in active markets or otherwise the use of alternate measurement models that can become increasingly complex and depend on the use of estimates such as future prices, long-term interest rates and inflation indices.

See notes 3.3.5 and 34 for more detailed information about derivative financial instruments.

4.7.       Hedge accounting

Identifying hedging relationships between hedged items and hedging instruments (derivative financial instruments and long-term debt) requires critical judgments related to the existence of the hedging relationship and its effectiveness. In addition, the Company continuously assesses the alignment between the hedging relationships identified and the objectives and strategy of its risk management policy.

See notes 3.3.6 and 34 for more detailed information about hedge accounting.

5.            New standards and interpretations

a)             IASB – International Accounting Standards Board

During 2013, new standards and amendments to standards and interpretations were issued by the International Accounting Standards Board (IASB) effective for annual periods beginning on January 1, 2013, none of which had a significant effect on the consolidated financial statements for 2013, except for amendments to IAS 19 - Employee Benefits (CPC 33 - R1):

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

•      The effects of the adoption of amendments to IAS 19 – “Employee benefits” are set out in note 2.3.

•      Amendment to IAS 1 - ‘Presentation of financial statements’, regarding other comprehensive income requires for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially recycled to profit or loss subsequently.

•      IFRS 10 "Consolidated Financial Statements" - defines principles and requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more entities. Establishes the concept of control as the basis for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

•      IFRS 11 - “Joint Arrangements” - establishes principles for disclosure of financial statements of entities that are parties of joint agreements. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

•      IFRS 12 - “Disclosure of Interests in Other Entities” - Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more entities, including joint arrangements, associates and structured entities.

•      IFRS 13 - “Fair Value Measurement” – provides a precise definition of fair value, as well as a source of fair value measurement and disclosure. Does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards.

•      Amendments to IFRS 7- “Financial Instruments: Disclosures” – regarding offsetting financial assets and financial liabilities - establishes disclosure requirements for compensation agreements of financial assets and liabilities.

•      IAS 28 (revised 2011) - "Associates and joint ventures" - Includes the requirements for joint ventures, as well as associates, to be accounted for by the equity method, following the issue of IFRS 11.

A number of new standards and amendments to standards and interpretations issued by the International Accounting Standards Board (IASB) are not effective for 2013, as set out below. They have not been adopted in preparing these financial statements at December 31, 2013.

Standards	Brief Description	Effective Date
IFRS 9, "Financial instruments" and Amendments	IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.	January 1, 2018
The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.
The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.
IFRS 9 includes the new hedge accounting requirements
IFRIC 21, "Levies"

IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

IFRIC 21 addresses when an entity should recognize a liability to pay a government levy (other than income taxes). The Interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

January 1, 2014
Amendment to IAS 36 - "Impairment of assets" on recoverable amount disclosures.

This amendment addresses the disclosure of information about the recoverable amount of impaired assets.

The amendments clarify that the scope of those disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal.

The amendments are required to be applied retrospectively.

January 1, 2014

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

None of the amendments and new standards listed above is expected to have a significant effect on the financial statements.

b)            Brazilian Tax Law

On November 11, 2013 the Brazilian government issued Provisional Measure No. 627, which:

-       introduces changes to corporate income taxes (including income tax - IRPJ and social contribution on profits - CSLL), as well as changes to social contributions on revenues (including PIS/PASEP and COFINS);

-       repeals the transitional tax regime (RTT), which was introduced by Federal Law No. 11,941 on May 27, 2009;

-       revises the rules related to share of profits earned by foreign subsidiaries (FS) of Brazilian entities subject to corporate income taxes (IRPJ and CSLL) in Brazil;

-       introduces changes to Federal Law No. 12,865/2013, which reopened the federal tax amnesty and refinancing program (REFIS da crise), which was introduced by Federal Law No. 11,941/2009, for tax debts claimed by the Brazilian Internal Revenue Service (Receita Federal do Brasil) and the Office of the Attorney-General of the National Treasury (Procuradoria Geral da Fazenda Nacional - PGFN);

This Provisional Measure is under consideration by the National Congress (Congresso Nacional) and is thus subject to amendment before it can be enacted into law. A number of clarifying regulations must be issued by the Brazilian Internal Revenue Service.

The Company has assessed the effects that these changes could produce and, based on the current text of the Provisional Measure, estimates no material impacts on the 2013 consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6.            Cash and cash equivalents

	2013	2012
Cash at bank and in hand	951	990
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	3,493	8,329
Other investment funds	53	208
	3,546	8,537
- Abroad	11,371	3,993
Total short-term financial investments	14,917	12,530
Total cash and cash equivalents	15,868	13,520

Short-term financial investments in Brazil comprise single-member (exclusive) funds mainly holding Brazilian Federal Government Bonds and short-term financial investments abroad comprised of time deposits and other short-term fixed income instruments from highly-ranked financial institutions.

Those investments have maturities of three months or less and therefore are considered cash and cash equivalents.

7.            Marketable securities

	2013	2012
Trading securities	3,878	10,222
Available-for-sale securities	17	239
Held-to-maturity securities	121	146
	4,016	10,607
Current	3,885	10,431
Non-current	131	176

Trading securities refer mainly to investments in government bonds that have maturities of more than 90 days. These assets are classified as current assets due to the expectation of their realization in the short term.

8.            Trade and other receivables

8.1.       Trade and other receivables, net

	2013	2012
Trade receivables
Third parties	9,847	10,785
Related parties (Note 19)
Investees	658	780
Receivables from the electricity sector	2,156	1,937
Petroleum and alcohol accounts -Federal Government	357	409
Other receivables	2,590	3,081
	15,608	16,992
Provision for impairment of trade receivables	(1,406)	(1,452)
	14,202	15,540
Current	9,670	11,099
Non-current	4,532	4,441

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8.2.       Changes in the provision for impairment of trade receivables

	2013	2012	2011
Opening balance	1,452	1,487	1,609
Additions (*)/ (**)	217	300	283
Write-offs (*)	(69)	(203)	(220)
Cumulative translation adjustment	(194)	(132)	(185)
Closing balance	1,406	1,452	1,487

Current	800	854	898
Non-current	606	598	589

(*) Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.
(**) Amounts recognized in profit or loss as selling expenses.

8.3.       Trade and other receivables overdue - Third parties

	2013	2012
Up to 3 months	692	769
From 3 to 6 months	159	156
From 6 to 12 months	362	181
More than 12 months	1,643	1,587
	2,856	2,693

9.            Inventories

	2013	2012
Crude Oil	5,849	5,149
Oil Products	4,985	5,880
Intermediate products	924	972
Natural Gas and LNG (*)	401	302
Biofuels	158	282
Fertilizers	26	12
	12,343	12,597
Materials, supplies and others	1,935	2,000
	14,278	14,597
Current	14,225	14,552
Non-current	52	45

(*) Liquid Natural Gas

Consolidated inventories are presented net of a US$ 88 million allowance reducing inventories to net realizable value (US$ 90 million in 2012), mainly due to the volatility of international prices of crude oil and oil products. The amounts recognized in profit or loss as other operating expenses are set out in note 26.

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 2,976  (US$ 2,923 in 2012), as set out in note 22.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.        Acquisitions, disposal of assets and legal mergers

10.1.   Acquisition of assets

Araucária Nitrogenados S.A.

On June 1, 2013, Petrobras assumed control over Araucária Nitrogenados S.A. (FAFEN-PR), under an agreement to acquire all shares of the company executed with Vale S.A. on December 18, 2012. The transaction was approved by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) on May 15, 2013.

The transaction price consideration was US$ 234 and will be paid to Vale through lease income from mineral rights for properties owned  by Petrobras in Sergipe. The assessment of the fair value of assets and liabilities is ongoing and will be completed within 12 months from the date Petrobras assumed control of the investee. A US$ 76 gain on bargain purchase has been recognized in profit or loss, as gains on interest in investees, based on a preliminary assessment of the fair value of assets acquired and liabilities assumed (US$ 310). Provisional amounts recognized may be adjusted during the measurement period.

Termoaçu

On May 14, 2013, Petrobras entered into a contractual arrangement with Neoenergia to acquire its 23.13% interest in the share capital of Termoaçu.

Petrobras increased its interest in Termoaçu to 100% upon the completion of the transaction, which was subject to: the approval by Agência Nacional de Energia Elétrica – ANEEL, obtained on June 14, 2013, consent of Conselho Administrativo de Defesa Econômica – CADE, obtained on July 17, 2013, as well as the arbitral award, regarding the performance of the sales and purchase agreement, awarded by the Arbitral Tribunal on August 14, 2013. The total consideration paid, after price adjustments, was US$74.

10.2.   Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which further assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of the voting stock, for a consideration of US$304, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were concluded for a total amount of US$ 297, including contractual price adjustments.

Due to the pending conditions precedent for conclusion of this transaction as of December 31, 2013, the assets and associated liabilities were classified as held for sale.

Formation of joint venture to operate in Exploration and Production (E&P) in Africa

On June 14, 2013, the Board of Directors of Petrobras approved the agreement between Petrobras International Braspetro B.V. (PIBBV), a subsidiary of Petrobras, and BTG PactuaI E&P B.V, a subsidiary of Banco BTG PactuaI S.A., to form a joint venture to operate in the exploration and production of oil and gas in Africa, comprised of assets in Angola, Benin, Gabon, Namibia, Nigeria and Tanzania.

BTG PactuaI E&P B.V. acquired 50% of the joint-venture shares of Petrobras Oil & Gas B.V. (PO&G), previously held by PIBBV, for the total amount of US$ 1,548, including US$ 36 received as an advance for the disposal of assets in Angola and Tanzania. The transaction was concluded on June 28, 2013 and the Company recognized a US$877 gain before taxes in other operating income (expenses), as set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Proceeds from disposal	1,512
Carrying amount	(797)
Gain on disposal of assets (*)	715
Fair value measurement of uplift on retained interest	715
1,430
Impairment of assets in Angola and Tanzania (**)	(553)
Total gain on contribution of assets to joint venture	877

(*) Gain on disposed assets, other than Angola and Tanzania
(**) Impaired to reduce carrying amounts to fair value less cost of disposal

As the Angola and Tanzania portions of the transaction are subject to approval by their respective governments, the carrying amount of the assets located in those countries was classified as held for sale.

The partnership’s investment in PO&G was classified as a joint venture, and was therefore unconsolidated, reflecting the corporate structure and the terms of the shareholders' agreement, signed on June 28, 2013.

Companhia Energética Potiguar

On August 16, 2013, Petrobras entered into an agreement with Global Participações Energia S.A. to dispose of its 20% interest in the voting capital of Companhia Energética Potiguar for US$ 10, after contractual price adjustments.

The approval by Conselho Administrativo de Defesa Econômica – CADE was obtained on September 25, 2013 and the transaction was concluded on October 31, 2013.

Coulomb field – USA

On August 16, 2013, the Board of Directors of Petrobras approved the disposal by Petrobras America Inc., a subsidiary of Petrobras International Braspetro B.V. (PIBBV), of its 33% interest in the Coulomb field, located at the Mississipi Canyon block 613 (MC 613) for US$ 184. Shell Offshore Inc., operator and holder of a 67% interest in the field, exercised its purchase right of first refusal.

After the price adjustment established in the farm-out agreement and the costs associated with the asset, a gain of US$ 121, net, was recognized when the transaction was concluded, on September 27, 2013.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. (Innova) to Videolar S.A. and its controlling shareholder, at a consideration of US$ 369, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, on December 31, 2013 the assets and associated liabilities involved in this transaction were classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

BC-10 Block - Parque das Conchas

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of the total interest in the Parque das Conchas offshore project (BC-10 block), representing 35% of the joint venture and 35% of Tambá BV – an equipment supplier, for a consideration of US$ 1.54 billion.

The agreement with Sinochem Group established certain conditions precedent to the conclusion of the sale, including the right of first refusal of the parties in the joint venture and the approval of the transaction by  Conselho Administrativo de Defesa Econômica (CADE) and Agência Nacional de Petróleo, Gás e Biocombustíveis (ANP).

On September 17, 2013 Shell and ONGC Videsh exercised their rights of first refusal to purchase a 23% and a 12% interest, respectively.

After approval by ANP and CADE, the assets were disposed of on December 30, 2013. The transaction resulted in a US$ 446 gain for the Company.

Petrobras Colombia Limited (PEC)

On September  13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIBBV), to Perenco Colombia Limited, for a consideration of US$ 380, subject to price adjustment before the closing of the transaction.

The transaction is subject to customary conditions precedent, including its approval by the Agência Nacional de Hidrocarburos – ANH.

Due to the pending conditions precedent for conclusion of this transaction, at December 31, 2013 the assets and associated liabilities involved in the transaction were classified as held for sale.

Exploration Blocks - Uruguai

On October 4, 2013, the Board of Directors of Petrobras approved the disposal to Shell of a 40% interest that Petrobras Uruguay Servicios y Operaciones S.A. – PUSO, a subsidiary of Petrobras Uruguay S.A. de Inversión had in Bizoy S.A. and Civeny S. A., for a consideration of US$ 18. Bizoy S.A. and Civeny S.A. held exploration blocks 3 and 4, respectively, located in the Punta Del Este Basin, in Uruguai.

The transaction is subject to certain conditions precedent, mainly the approval by Administración Nacional de Combustibles Alcohol y Portland (ANCAP).

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in the transaction were classified as held for sale.

Petrobras Energia  Peru S.A.

On November 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras Internacional Braspetro BV – PIB BV to China National Petroleum Corporation (CNPC), for US$ 2,669, subject to price adjustment until the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities related to the transaction objects were classified as held for sale.

10.3.   Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are comprised of the following items and business segments:

							Consolidated
						2013	2012
	Exploration and Production (*)	Refining, Transport. & Marketing	Gas & Power	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	50	125	−	1,605	−	1,780	143
Trade receivables	−	104	−	32	−	136	−
Inventories	−	78	−	43	−	121	−
Investments	−	15	28	11	−	54	−
Cash and Cash Equivalents	−	4	−	117	−	121	−
Others	−	15	−	180	−	195	−
	50	341	28	1,988	−	2,407	143

Liabilities on assets classified as held for sale
Trade Payables	−	(26)	−	(138)	−	(164)	−
Provision for decommissioning costs	−	−	−	(30)	−	(30)	−
Non-current debt	−	(15)	−	(597)	−	(612)	−
Others	−	(23)	−	(244)	−	(267)	−
	−	(64)	−	(1,009)	−	(1,073)	−
(*) Net of impairment charges, as set out in note 14.3

10.4.   Legal mergers, spin-offs and other information on investees

Partial spin-off of Petrobras International Finance Company S.A. - PifCo

On December 16, 2013, the Shareholders’ Extraordinary General Meeting of Petrobras approved the partial spin-off of certain assets and liabilities of Petrobras International Finance Company S.A. – PifCo, with the subsequent merger of the spun-off portion into Petrobras (not impacting share capital or additional paid in capital).

On February 12, 2014, Petrobras Global Finance B.V. (PGF), an indirect subsidiary of Petrobras, acquired the outstanding shares of PifCo for US$ 224 (net book value as of January 31, 2014).

See note 38 for further details about the transactions, which did not affect the consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Legal mergers of subsidiaries

In 2013, the following subsidiaries were merged into Petrobras, but did not increase share capital or additional paid in capital:

Date of the Shareholders’ Extraordinary General Meeting / Company:
On September 30, 2013:
Comperj Participações S.A
Comperj Estirênicos S.A
Comperj MEG S.A
Comperj Poliolefinas S.A.
Sociedade Fluminense de Energia Ltda. (SFE)

On December 16, 2013:
Refinaria Abreu e Lima S.A. (RNEST)
Companhia de Recuperação Secundaria (CRSec)
Petrobras International Finance Company (PifCo) – partial spin-off

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.        Investments

11.1.   Information about direct subsidiaries, joint arrangements and associates

	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss) for the year	Country
Subsidiaries
Petrobras Netherlands B.V. - PNBV	E&P	100.00%	100.00%	13,036	2,748	Netherlands
Petrobras Distribuidora S.A. - BR	Distribution	100.00%	100.00%	5,080	988	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	100.00%	100.00%	4,539	770	Brazil
Petrobras Transporte S.A. - Transpetro	RT&M	100.00%	100.00%	2,061	413	Brazil
Petrobras International Braspetro - PIB BV	International	88.12%	88.12%	1,859	1,801	Netherlands
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00%	100.00%	1,430	91	Brazil
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	RT&M	100.00%	100.00%	1,069	(100)	Brazil
Petrobras Biocombustível S.A. - PBIO	Biofuels	100.00%	100.00%	905	(150)	Brazil
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	E&P	100.00%	100.00%	653	34	Brazil
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	RT&M	100.00%	100.00%	640	(257)	Brazil
Petrobras International Finance Company - PifCo	Corporate	100.00%	100.00%	(483)	(727)	Luxembourg
Liquigás Distribuidora S.A.	Distribution	100.00%	100.00%	367	11	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00%	100.00%	337	(21)	Brazil
Termomacaé Ltda.	Gas & Power	99.99%	99.99%	319	53	Brazil
Termoaçu S.A.	Gas & Power	100.00%	100.00%	295	(25)	Brazil
INNOVA S.A. ( * )	RT&M	100.00%	100.00%	247	80	Brazil
5283 Participações Ltda.	International	100.00%	100.00%	221	214	Brazil
Breitener Energética S.A.	Gas & Power	93.66%	93.66%	216	−	Brazil
Termobahia S.A.	Gas & Power	98.85%	98.85%	185	10	Brazil
Termoceará Ltda.	Gas & Power	100.00%	100.00%	143	28	Brazil
Arembepe Energia S.A.	Gas & Power	100.00%	100.00%	134	43	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	99.91%	99.91%	128	38	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00%	100.00%	115	25	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.00%	99.00%	106	139	Brazil
Energética Camaçari Muriçy I Ltda.	Gas & Power	100.00%	100.00%	77	45	Brazil
Termomacaé Comercializadora de Energia Ltda	Gas & Power	100.00%	100.00%	39	6	Brazil
Braspetro Oil Services Company - Brasoil	E&P	100.00%	100.00%	(29)	(21)	Cayman Islands
Cordoba Financial Services GmbH	Corporate	100.00%	100.00%	23	1	Austria
Petrobras Negócios Eletrônicos S.A. - E-Petro	Corporate	99.95%	99.95%	13	1	Brazil
Downstream Participações Ltda.	Corporate	100.00%	100.00%	(1)	−	Brazil

Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00%	50.00%	130	21	Brazil
Ibiritermo S.A.	Gas & Power	50.00%	50.00%	56	19	Brazil

Joint ventures
Logum Logística S.A.	RT&M	20.00%	20.00%	121	(29)	Brazil
Brasil PCH S.A. ( * )	Gas & Power	49.00%	49.00%	61	16	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00%	40.00%	64	6	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00%	50.00%	53	10	Brazil
Brasympe Energia S.A.	Gas & Power	20.00%	20.00%	35	3	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Biofuels	50.00%	50.00%	26	−	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20%	33.33%	22	1	Brazil
METANOR S.A. - Metanol do Nordeste	RT&M	34.54%	50.00%	21	2	Brazil
Brentech Energia S.A.	Gas & Power	30.00%	30.00%	21	6	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00%	45.00%	20	(8)	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	18	−	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	17	−	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	16	2	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00%	51.00%	15	1	Brazil
GNL do Nordeste Ltda.	Gas & Power	50.00%	50.00%	−	−	Brazil

Associates
Braskem S.A.	RT&M	36.20%	47.03%	3,241	236	Brazil
Fundo de Investimento em Participações de Sondas	E&P	4.59%	4.59%	1,774	808	Brazil
Sete Brasil Participações S.A.	E&P	5.00%	5.00%	1,099	46	Brazil
UTE Norte Fluminense S.A.	Gas & Power	10.00%	10.00%	388	44	Brazil
UEG Araucária Ltda.	Gas & Power	20.00%	20.00%	300	17	Brazil
Deten Química S.A.	RT&M	27.88%	27.88%	128	32	Brazil
Energética SUAPE II S.A.	Gas & Power	20.00%	20.00%	92	39	Brazil
Termoelétrica Potiguar S.A. - TEP	Gas & Power	20.00%	20.00%	36	−	Brazil
Nitroclor Ltda.	RT&M	38.80%	38.80%	−	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00%	30.00%	−	−	Brazil
(*) Classified as assets held for sale as of December 31, 2013, as set out in note 10.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.2.   Investments in associates and joint ventures

	2013	2012
Investments measured using equity method
Braskem S.A.	2,201	2,703
Petrobras Oil & Gas BV (i)	1,707	−
Gas distributors	533	555
Guarani S.A.	510	482
Petroritupano - Orielo	198	233
Petrowayu - La Concepción	185	193
Nova Fronteira Bionergia S.A.	170	203
Other petrochemical investments	84	153
Transierra S.A.	68	69
Petrokariña - Mata	66	75
UEG Araucária	59	64
Termoaçu S.A. (ii)	−	267
Distrilec S.A. (iii)	−	41
Other associates and joint ventures	863	948
	6,644	5,986
Other investments	22	120
	6,666	6,106
(i) Consolidated company in 2012, as described in note 10.
(ii) Acquisition of control in 2013, as described in notes 3.1 and 10.
(iii) Investment sold in January 2013 by Petrobras Argentina S.A.

11.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	2013	2012	Type	2013	2012	2013	2012

Indirect subsidiary
Petrobras Argentina	1,356,792	1,356,792	Common	0.80	0.69	1,083	936
						1,083	936

Associate
Braskem	212,427	212,427	Common	7.04	4.70	1,496	998
Braskem	75,793	75,793	Preferred A	8.96	6.26	680	475
						2,176	1,473

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.4.   Non-controlling interest

The total amount of non-controlling interest at December 31, 2013 is US$ 596, of which US$ 593 is related to Petrobras Argentina S.A. Summarized information on Petrobras Argentina is set out following:

	Petrobras Argentina
	2013	2012
Current assets	980	1,117
Long-term receivables	174	290
Property, plant and equipment	1,468	1,727
Other noncurrent assets	636	763
	3,258	3,897
Current liabilities	618	882
Non-current liabilities	834	861
Shareholder's equity	1,805	2,153
	3,257	3,896
Sales revenues	254	270
Net income	139	129
Net change in cash and cash equivalents	(40)	76

Petrobras Argentina is an integrated energy company, indirectly controlled by Petrobras (directly controlled by PIB BV), whose main place of business is Argentina.

11.5.   Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and other activities. Summarized accounting information is set out below:

	2013
	Joint ventures		Associates
	In Brazil	Abroad	In Brazil	Abroad
Current assets	1,603	2,391	9,677	2,749
Non-current assets	830	1,865	3,103	53
Property, plant and equipment	1,639	7,068	13,141	2,783
Other non-current assets	933	51	2,945	71
	5,005	11,375	28,866	5,656
Current liabilities	1,733	978	6,750	2,562
Non-current liabilities	1,022	6,193	13,864	1,035
Shareholders' equity	2,240	4,052	8,190	2,059
Non-controlling interest	9	153	62	−
	5,004	11,376	28,866	5,656
Sales revenues	5,646	1,792	21,363	93
Net Income for the Year	254	570	1,201	322
Ownership interest - %	20 to 83%	34 to 50%	5 to 49%	11 to 49%

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Property, plant and equipment

12.1.   By class of assets

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at January 1, 2012	6,588	66,362	84,529	25,439	182,918
Additions	50	2,073	32,571	1,703	36,397
Additions to / review of estimates of decommissioning costs	−	−	−	5,207	5,207
Capitalized borrowing costs	−	−	3,792	−	3,792
Business combinations	83	182	2	−	267
Write-offs	(6)	(59)	(2,651)	(106)	(2,822)
Transfers	2,504	24,818	(30,413)	6,994	3,903
Depreciation, amortization and depletion	(477)	(6,626)	−	(3,765)	(10,868)
Impairment recognition (****)	(20)	(178)	(37)	(149)	(384)
Impairment reversal (****)	−	44	134	65	243
Cumulative translation adjustment	(558)	(4,908)	(6,264)	(2,022)	(13,752)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901
Cost	10,834	122,647	81,663	62,348	277,492
Accumulated depreciation, amortization and depletion	(2,670)	(40,939)	−	(28,982)	(72,591)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901
Additions	68	1,794	36,125	663	38,650
Additions to / review of estimates of decommissioning costs	−	−	−	(629)	(629)
Capitalized borrowing costs	−	−	3,909	−	3,909
Business combinations	17	31	16	−	64
Write-offs	(4)	(121)	(2,399)	(25)	(2,549)
Transfers (***)	1,224	23,626	(29,620)	25,896	21,126
Depreciation, amortization and depletion	(518)	(7,513)	−	(4,939)	(12,970)
Impairment recognition (****)	−	(11)	(6)	(85)	(102)
Impairment reversal (****)	−	49	−	72	121
Cumulative translation adjustment	(1,083)	(9,158)	(9,930)	(4,449)	(24,620)
Balance at December 31, 2013	7,868	90,405	79,758	49,870	227,901
Cost	10,729	133,368	79,758	77,117	300,972
Accumulated depreciation, amortization and depletion	(2,861)	(42,963)	−	(27,247)	(73,071)
Balance at December 31, 2013	7,868	90,405	79,758	49,870	227,901

Weighted average of useful life in years	25 (25 to 40 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 30 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes the amount of US$ 22,134, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi), as described in note 13; the amount related to PO&G (US$ 2,366), which have ceased to be consolidated; and amounts transferred to assets classified as held for sale, set out in note 10.3.

(****) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

At December 31, 2013, property, plant and equipment includes assets under finance leases of US$ 86 (US$ 102 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.2.   Estimated useful life

Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 2013
5 years or less	5,396	(3,260)	2,135
6 - 10 years	20,571	(9,899)	10,671
11 - 15 years	944	(417)	526
16 - 20 years	34,986	(8,753)	26,233
21 - 25 years	15,890	(5,007)	10,884
25 - 30 years	22,484	(4,007)	18,477
30 years or more	22,934	(4,540)	18,394
Units of production method	20,175	(9,942)	10,233
	143,380	(45,825)	97,553

Buildings and improvements	10,011	(2,861)	7,150
Equipment and other assets	133,368	(42,963)	90,405

13.        Intangible assets

13.1.   By class of assets

		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2012	42,013	180	715	504	43,412
Addition	90	72	146	−	308
Capitalized borrowing costs	−	−	15	−	15
Write-offs	(119)	(2)	(3)	−	(124)
Transfers	(80)	12	(97)	(14)	(179)
Amortization	(48)	(61)	(142)	−	(251)
Impairment - reversal (***)	6	−	−	−	6
Cumulative translation adjustment	(3,349)	(13)	(57)	(29)	(3,448)
Balance at December 31, 2012	38,513	188	577	461	39,739
Cost	38,920	715	1,444	461	41,540
Accumulated amortization	(407)	(527)	(867)	−	(1,801)
Balance at December 31, 2012	38,513	188	577	461	39,739
Addition	2,931	33	128	−	3,092
Capitalized borrowing costs	−	−	12	−	12
Write-offs	(80)	(2)	(3)	−	(85)
Transfers (**)	(22,222)	(15)	(14)	(17)	(22,268)
Amortization	(38)	(47)	(133)	−	(218)
Impairment recognition (****)	(524)	−	−	−	(524)
Cumulative translation adjustment	(4,199)	(15)	(71)	(44)	(4,329)
Balance at December 31, 2013	14,381	142	496	400	15,419
Cost	14,804	607	1,442	400	17,253
Accumulated amortization	(423)	(465)	(946)	−	(1,834)
Balance at December 31, 2013	14,381	142	496	400	15,419

Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets).

(**) Includes the amount of US$ 22,134, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi) areas, as described below; and the amount related to PO&G (US$ 601), which have ceased to be consolidated, as described in note 10.

(***) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

On December 19, 2013, the Company submitted to the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis – ANP the declaration of commerciality of Franco and Sul de Tupi, located at the pre-salt area in the Santos basin. The exploration stage confirmed the volumes defined in the Assignment Agreement related to Franco (now Búzios) and Sul de Tupi (now Sul de Lula), of 3,058 billion barrels of oil equivalent and 128 million barrels of oil equivalent, respectively.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

After the declaration of commerciality, the amounts of US$ 21,357 and US$ 777, paid to the Federal Government for the acquisition of Franco and Sul de Tupi, were reclassified from Intangible assets to Property, plant and equipment, according to the policy set out in note 3.9. These amounts will be the subject to the review of the Assignment Agreement, as set out in note 13.2.

13.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

At December 31, 2013, the Company’s Intangible Assets include US$ 10,424 (US$ 36,608 at December 31, 2012) related to the Assignment agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios) and Sul de Tupi (now Campo de Sul de Lula) which have been transferred to Property, Plant and Equipment, as set out in note 13.1.

Petrobras, the Federal Government (assignor) and the ANP (regulator and inspector) entered into the agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that, immediately after the declaration of commerciality for each area, the review procedures, which must be based on independent technical appraisal reports, will commence. The review of the Assignment Agreement will be concluded after the date of the last declaration of commerciality.

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.3.   Exploration rights returned to Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to ANP in 2013, in the amount of US$ 61 (US$ 113 in 2012) are set out below:

Exclusive Concession Blocks (Petrobras):

-         Campos Basin: C-M-95; C-M-96; C-M-119; C-M-120; C-M-403;

-         Espírito Santo Basin: ES-M-523;

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

-         Parecis Basin: PRC-T-104; PRC-T-105;

-         Solimões Basin: SOL-T-150; SOL-T-173.

Blocks in partnership (returned by Petrobras or by its operators):

-         Ceará Basin: BM-CE-1;

-         Camamu Almada Basin: CAL-M-120; CAL-M-186;

-         Campos Basin: C-M-593;

-         Espírito Santo Basin: ES-M-588; ES-M-590; ES-M-592; ES-M-663;

-         Paraíba-Pernambuco Basin: PEPB-M-837;

-         Potiguar Basin: POT-T-699; POT-T-745; POT-T-774;

-         São Francisco Basin: SF-T-101; SF-T-102; SF-T-111; SF-T-112;

-         Santos Basin: S-M-172; S-M-674; S-M-789.

13.4.   Oil and Gas fields operated by Petrobras returned to ANP

During 2013 the following oil and gas fields were returned to ANP: Coral, Carataí, Corruíra, Biquara, Guaiúba, Iraí, Dentão, Acauã Leste, Guajá and Noroeste do Morro Rosado.

13.5.   Service concession agreement - Distribution of piped natural gas

At December 31, 2013, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of US$ 229 maturing between 2029 and 2043, which may be extended. According to the agreements, distribution service can be provided to industrial, residential, commercial, automotive, air conditioning, transport, and other sectors.

The consideration receivable is a factor of a combination of operating costs and expenses and return on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

14.        Impairment

14.1.   Property, plant and equipment and intangible

Value in use is calculated to assess the recoverable amount of the Cash-Generating Units, and the basis for estimates of cash flow projections include: an estimate of the useful life of the assets in the CGU; budgets, forecasts and assumptions approved by management; and pre-tax discount rate derived from the weighted average cost of capital (WACC) method.

The recoverable amount of the Distribution CGU (including goodwill) was calculated using value in use, and no impairment losses were recognized. The basis for estimates of cash flow projections include: average useful life of 17 years, non-growing perpetuity, budgets, forecasts and assumptions approved by management, and pre-tax discount rate derived from the WACC method.

Based on 2013 impairment tests, the following amounts were recognized as impairment losses / reversals in other operating expenses, in profit or loss:

-       Exploration and Production

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Based on impairment tests, impairment losses of US$ 58 were recognized in exploration and production assets, mainly related to mature oil and gas producing properties under concessions in Brazil.

A review of projects, which are now financially viable, along with the implementation of operational efficiency programs and of operating costs optimization programs in certain CGUs led to the reversal of impairment losses recognized in previous years, related to oil and gas producing properties under concessions in Brazil (US$ 118).

-       International

Based on impairment tests, impairment losses of US$ 11 were recognized in international assets, mainly related to mature oil and gas exploration and producing properties in the United States, representing the carrying amount of Garden Banks 200 and 201 blocks.

A US$ 553 impairment loss was recognized to reduce the carrying amounts of exploration and production assets in Angola and Tanzania classified as held for sale to fair value less cost to sell, as set out in note 10.2.

14.2.   Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of goodwill associated to investments in associates and joint ventures. The basis for estimates of cash flow projections included: projections covering a period of 5 to 12 years, non-growing perpetuity, budgets, forecasts and assumptions approved by management, and pre-tax discount rate derived from the WACC method.

Based on 2013 impairment tests, no impairment losses were recognized, related to those assets. The carrying amounts and goodwill of the most significant investments in associates and joint ventures are set out below:

Investments	Segment	Pre-tax discount rate (real interest rate)	Value in use	Carrying Amount
Braskem S.A.	Petrochemical	16%	2,808	2,201
Natural Gas Distributors	Natural Gas	7% to 14%	2,557	533
Guarani S.A.	Biofuels	9%	553	510

-       Investment in publicly traded associate (Braskem S.A.):

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of December 31, 2013, was U.S.$ 2,176, based on the quoted values of both Petrobras’ share in common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares. Thus if common shares and preferred shares were valued at the same price per share, market value would amount to US$ 2,584.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from these investments via dividends and other distributions to arrive at value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized in 2013 for this investment.

Cash flow projections to determine the value in use of Braskem were based on the following key assumptions: (i) estimated average exchange rate of R$ 2.23 to U.S.$1.00 in 2014 (converging to R$ 1.87 in the long term); (ii) Brent crude oil price of US$ 105.00 for 2014, declining to U.S.$ 95.00 in the long term; (iii) prices of feedstock and petrochemical products reflecting projected international prices; (iv) petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P growth; and (v) increases in the EBITDA margin along with the next growth cycle of the petrochemical industry during the next years and declining in the long term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14.3.   Assets classified as held for sale

Due to the approval by the Board of Directors of the disposal of PI, PIII, PIV and PXIV drilling rigs, these assets were remeasured at fair value and impairment losses of US$ 64 were recognized in the exploration and production segment.

15.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	2013	2012
Property plant and equipment
Opening Balance	10,649	10,120
Additions to capitalized costs pending determination of proved reserves	4,981	6,640
Capitalized exploratory costs charged to expense	(1,251)	(2,782)
Transfers upon recognition of proved reserves (***)	(4,174)	(2,628)
Cumulative translation adjustment	(1,403)	(701)
Closing Balance	8,802	10,649
Intangible Assets (**)	13,880	37,968
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	22,682	48,617

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises mainly the amounts related to the Assignment Agreement (note 13.2).
(***) Includes US$ 736 relative to PO&G, which has been unconsolidated, as set out in note 10.

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in profit or loss	2013	2012	2011
Geological and Geophysical Expenses	968	1,022	1,024
Exploration expenditures written off (incl.dry wells and signature bonuses)	1,892	2,847	1,480
Other exploration expenses	99	89	101
Total expenses	2,959	3,958	2,605

Cash used in activities	2013	2012	2011
Operating activities	1,073	1,139	1,107
Investment activities	8,605	6,640	6,258
Total cash used	9,678	7,779	7,365

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.1.   Aging of Capitalized Exploratory Well Costs

An aging of the number of wells and the capitalized exploratory well costs based on the drilling completion date, along with the number of projects for which exploratory well costs have been capitalized for a period greater than one year are set out in the table below:

Aging of capitalized exploratory well costs (*)
	2013	2012
Capitalized expl. well costs that have been capitalized for a period of one year	2,568	4,219
Capitalized expl. well costs that have been capitalized for a period greater than one year	6,234	6,430
Ending balance	8,802	10,649
Number of projects that have expl. well costs that have been capitalized for a period greater than one year	86	145

	Amounts capitalized	Number of wells
2012	2,464	39
2011	1,636	34
2010	896	18
2009	432	22
2008 and previous years	806	15
Ending balance	6,234	128

(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Of the amount of US$ 6,234 for 86 projects that include wells suspended for more than one year since the completion of drilling, US$ 989 are related to wells in areas for which drilling was under way or firmly planned for the near future and for which an evaluation plan (“Plano de Avaliação”) has been submitted and is subject to approval by ANP; and US$ 5,245 are related to costs incurred to assess the reserves and their potential development.

16.        Trade payables

	2013	2012
Current Liabilities
Third parties
In Brazil	5,346	6,511
Abroad	6,061	5,104
Related parties (note 19)	512	509
	11,919	12,124

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.        Finance debt

Funding requirements are related to the development of oil and gas production projects, building of vessels and pipelines, as well as construction and expansion of industrial plants, among other uses. Changes in the noncurrent debt and the balance of current debt in 2013 and 2012 are set out below:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1 , 2012	−	30,218	1,250	80	31,548
Additions (new funding obtained)	−	3,163	258	−	3,421
Interest incurred during the period	−	45	30	2	77
Foreign exchange/inflation indexation charges	−	1,184	51	3	1,238
Transfer from long term to short Term	−	(1,023)	(227)	(15)	(1,265)
Cumulative translation adjustment (CTA)	−	(2,610)	(107)	(6)	(2,723)
Balance at December 31, 2012	−	30,977	1,255	64	32,296
Abroad
Opening balance at January 1 , 2012	5,004	14,430	21,026	710	41,170
Additions (new funding obtained)	879	5,870	9,524	−	16,273
Interest incurred during the period	3	5	203	−	211
Foreign exchange/inflation indexation charges	91	536	104	11	742
Transfer from long term to short Term	(677)	(836)	(592)	(85)	(2,190)
Cumulative translation adjustment (CTA)	(255)	(521)	766	(8)	(18)
Balance at December 31, 2012	5,045	19,484	31,031	628	56,188
Total Balance at December 31, 2012	5,045	50,461	32,286	692	88,484
Non-current
In Brazil
Opening balance at January 1 , 2013	−	30,977	1,255	64	32,296
Additions (new funding obtained)	−	10,463	237	−	10,700
Interest incurred during the period	−	86	16	3	105
Foreign exchange/inflation indexation charges	−	1,510	54	2	1,566
Transfer from long term to short Term	−	(9,894)	(181)	(13)	(10,088)
Transfer to liabilities associated with assets classified as held for sale	−	(14)	−	−	(14)
Cumulative translation adjustment (CTA)	−	(4,128)	(170)	(7)	(4,305)
Balance at December 31, 2013	−	29,000	1,211	49	30,260
Abroad
Opening balance at January 1 , 2013	5,045	19,484	31,031	629	56,189
Additions (new funding obtained)	1,557	9,178	10,990	87	21,812
Interest incurred during the period	1	14	36	8	59
Foreign exchange/inflation indexation charges	159	893	280	30	1,362
Transfer from long term to short Term	(671)	(1,310)	(418)	(42)	(2,441)
Transfer to liabilities associated with assets classified as held for sale	−	(393)	−	−	(393)
Cumulative translation adjustment (CTA)	(286)	(958)	653	(22)	(613)
Balance at December 31, 2013	5,805	26,908	42,572	690	75,975
Total Balance at December 31, 2013	5,805	55,908	43,783	739	106,235

Current debt	2013	2012
Short-term debt	3,654	3,666
Current portion of long-term debt	3,118	2,795
Accrued interest	1,229	1,018
	8,001	7,479

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.1.   Summarized information on current and non-current finance debt

Maturity in	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and afterwards	Total	Fair value
Financing in Brazilian Reais (BRL):	1,115	1,392	2,920	2,156	2,320	12,922	22,825	22,712
Floating rate debt	743	984	2,571	1,802	1,996	11,183	19,279
Fixed rate debt	372	408	349	354	324	1,739	3,546
Average interest rate	7.4%	7.8%	9.2%	8.7%	8.9%	8.8%	8.7%
Financing in U.S.Dollars (USD):	5,832	5,635	8,939	5,722	11,230	35,583	72,941	73,588
Floating rate debt	4,747	4,249	4,273	3,629	8,861	13,576	39,335
Fixed rate debt	1,085	1,386	4,666	2,093	2,369	22,007	33,606
Average interest rate	3.1%	3.3%	3.1%	3.0%	3.1%	4.3%	3.7%
Financing in Brazilian Reais indexed to U.S. Dollars:	240	104	372	682	682	6,755	8,835	9,016
Floating rate debt	−	−	−	−	−	5	5
Fixed rate debt	240	104	372	682	682	6,750	8,830
Average interest rate	5.2%	4.9%	6.7%	7.0%	7.0%	7.3%	7.1%
Financing in Pound Sterling (£):	13	−	−	−	−	1,859	1,872	1,904
Fixed rate debt	13	−	−	−	−	1,859	1,872
Average interest rate	5.6%	−	−	−	−	5.9%	5.9%
Financing in Japanese Yen (¥):	581	118	446	108	98	−	1,351	1,373
Floating rate debt	98	98	98	98	98	−	490
Fixed rate debt	483	20	348	10	−	−	861
Average interest rate	0.9%	0.9%	1.8%	0.8%	0.8%	−	1.2%
Financing in Euro (€):	213	14	11	11	1,721	4,428	6,398	6,631
Fixed rate debt	213	14	11	11	1,721	4,428	6,398
Average interest rate	4.4%	1.4%	1.4%	1.4%	4.9%	4.2%	4.4%
Financing in other currencies:	7	3	4	−	−	−	14	14
Fixed rate debt	7	3	4	−	−	−	14
Average interest rate	12.5%	15.3%	15.3%	−	−	−	14.0%

Total as of December 31, 2013	8,001	7,266	12,692	8,679	16,051	61,547	114,236	115,238
Total Average interest rate	3.6%	4.2%	4.6%	4.7%	4.3%	5.6%	5.0%

Total as of December 31, 2012	7,479	4,177	7,125	13,665	9,389	54,128	95,963	102,486

* The average maturity of outstanding debt at December 31, 2013 is 7.1 years.

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are set out in note 34.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.2.     Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.5% p.a. in  2013 (4.5% p.a. in 2012).

17.3.   Funding – Outstanding balance

a)             Abroad

	Amount in US$ million
Company	Available (Line of Credit)	Used	Balance
PGT	1,000	500	500
Petrobras	2,500	253	2,247

b)            In Brazil

Company	Available (Line of Credit)	Used	Balance
Transpetro (*)	4,272	879	3,393
Petrobras	5,964	3,795	2,169
PNBV	4,217	−	4,217
Liquigas	47	35	12

(*)Purchase and sale agreements for 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of US$ 5,017.

17.4.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing, except for funding from development banks, such as the BNDES, which are collateralized by the assets being financed. Certain subsidiaries issue securities fully and unconditionally guaranteed by Petrobras, as set out in note 38.

The loans obtained by structured entities are collateralized by the project assets, as well as a lien on credit rights and shares of the structured entities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

18.        Leases

18.1.   Future minimum lease payments / receipts – finance leases

	2013
	Minimum receipts	Minimum payments
At December 31, 2013
2014	170	22
2015 - 2018	704	77
2019 and thereafter	1,821	266
Estimated lease receipts/payments	2,695	365
Less Interest expense (annual)	(1,174)	(276)
Present value of the lease receipts/payments	1,521	89

2014	96	9
2015 - 2018	398	32
2019 and thereafter	1,027	48
Present value of the lease receipts/payments	1,521	89
Current	58	16
Non-current	1,463	73
At December 31, 2013	1,521	89
Current	60	18
Non-current	1,536	86
At December 31, 2012	1,596	104

18.2.   Future minimum lease payments - operating leases

2013
2014	14,683
2015 - 2018	24,189
2019 and thereafter	13,219
At December 31, 2013	52,091
At December 31, 2012	52,051

During 2013 the Company paid US$ 11,520 (US$ 10,389 in 2012) for operating lease installments, recognized as a period expense. Those operating leases include oil and gas production units, drilling rigs, exploration and production equipment, vessels and support vessels, thermoelectric power plants, helicopters, land and building leases.

19.        Related parties

The Company carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at normal market prices and market conditions. At December 31, 2013 and December 31, 2012, no losses were recognized on the statement of financial position for related party accounts receivable.

19.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	2013			2012
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Joint ventures and associates
Natural gas distributors	3,920	424	209	3,200	446	216
Petrochemical companies	7,456	94	120	7,693	152	109
Other associates and joint ventures	940	140	193	686	182	272
	12,316	658	522	11,579	780	597
Government entities
Government bonds	1,044	6,247	−	2,169	18,086	−
Banks controlled by the Federal Government	(1,973)	2,801	29,791	(1,850)	3,640	31,877
Receivables from the Electricity sector (Note 19.2)	747	2,156	−	926	1,937	−
Petroleum and alcohol account - Receivables from Federal government (Note 19.3)	−	357	−	−	409	−
Federal Government - Dividends and Interest on Capital	(18)	−	834	3	−	478
Others	92	209	334	(117)	361	452
	(108)	11,770	30,959	1,131	24,433	32,807
Pension plan (Petros)	−	−	156	(6)	−	163
	12,208	12,428	31,637	12,704	25,213	33,567

The line items effect in profit or loss and their carrying amounts in the statement of financial position are set out below:

	2013			2012
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Revenues (mainly sales revenues)	13,164			12,365
Foreign exchange and inflation indexation charges, net	(791)			(1,083)
Finance income (expenses), net	(165)			1,422

Current assets		7,622			20,354
Non-current assets		4,806			4,859

Current liabilities			3,568			3,361
Non-Current Liabilities			28,069			30,206
	12,208	12,428	31,637	12,704	25,213	33,567

19.2.   Receivables from the electricity sector

At December 31, 2013, the Company had US$ 2,156 of receivables from the Brazilian electricity sector (US$ 1,937 at December, 31, 2012), of which US$ 1,743 were classified to non-current assets.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

Collections of amounts related to fuel supply to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras rely directly on AME, which transfers funds to the Independent Power Producers.

In March 2013 a private instrument of debt acknowledgement was signed by AME, having Eletrobras as a guarantor. The amount of US$ 422 will be paid in 60 successive monthly installments of US$ 7, indexed to the SELIC interest rate.

The Company continues to vigorously pursue an agreement to recover these receivables in full and partial payments have been made. The balance of these receivables at December 31, 2013 was US$ 1,977 (US$ 1,723 at December 31, 2012), of which US$ 1,450 was past due (US$ 1,451 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a finance lease of the two thermoelectric power plants, since the contracts determine that the power plants should be returned to AME at the end of the agreement period with no residual value (20-year term), among other contractual provisions. The balance of these receivables was US$ 179 (US$ 214 at December, 31, 2012) none of which was overdue.

19.3.   Petroleum and Alcohol accounts - Receivables from Federal Government

At December 31, 2013, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 357 (US$ 409 at December 31, 2012). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

19.4.   Compensation of employees and officers

The criteria for compensation of employees and officers are established based on the current labor legislation and the Company’s policies related to Positions, Salaries and Benefits (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) and officers in the month of December 2013 and December 2012 were:

	2013	2012
Amounts refer to monthly compensation in U.S. dollars
Compensation per employee
Lowest compensation	1,169.61	1,118.64
Average compensation	6,246.79	5,631.54
Highest compensation	36,077.81	33,233.06

Compensation per officer of Petrobras (highest)	44,144.51	41,415.24

The total compensation of Petrobras’ key management are set out below:

	2013			2012
	Officers	Board	Total	Officers	Board	Total

Short-term compensation	4.6	0.5	5.1	5.1	0.6	5.7
Long-term compensation (post-retirement benefits)	0.3	−	0.3	0.3	−	0.3
Total compensation	5.0	0.5	5.5	5.4	0.6	6.0

Number of members	7	10	17	7	10	17

In 2013 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 27.6 (US$ 29.0 in 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.        Provision for decommissioning costs

Non-current liabilities	2013	2012
Opening balance	9,441	4,712
Revision of provision	(902)	5,226
Payments made	(506)	(286)
Interest accrued	199	134
Others (*)	59	4
Cumulative translation adjustment	(1,158)	(349)
Closing balance	7,133	9,441

(*) Includes amounts related to liabilities associated with assets classified as held for sale, as set out in note 10.

21.        Taxes

21.1.   Income taxes

	2013	2012
Current assets
Taxes In Brazil	951	1,255
Taxes Abroad	109	207
	1,060	1,462

Current liabilities
Taxes In Brazil	158	280
Taxes Abroad	123	65
	281	345

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.2.   Other taxes

Current assets	2013	2012
Taxes In Brazil:
ICMS (VAT)	1,623	1,542
PIS/COFINS (Taxes on Revenues)	2,069	2,279
CIDE	20	23
Others	151	193
	3,863	4,037
Taxes Abroad	48	73
	3,911	4,110
Non-current assets
Taxes In Brazil:
Deferred ICMS (VAT)	879	903
Deferred PIS and COFINS (Taxes on Revenues)	4,197	4,051
Others	292	252
	5,368	5,206
Taxes Abroad	12	17
	5,380	5,223
Current liabilities
Taxes In Brazil:
ICMS (VAT)	1,164	1,488
PIS/COFINS (Taxes on Revenues)	230	491
CIDE	16	17
Production Taxes	2,432	2,624
Withholding income taxes	256	565
Others	350	360
	4,448	5,545
Taxes abroad	221	238
	4,669	5,783

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.3.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others(*)	Total
Balance at January 1, 2012 (*)	(11,374)	(2,203)	(425)	(844)	335	343	634	473	1,289	(11,772)
Recognized in profit or loss for the year	(2,327)	(1,284)	961	217	59	998	(119)	595	(366)	(1,266)
Recognized in shareholders’ equity	−	−	−	−	−	−	−	−	1,519	1,519
Cumulative translation adjustment	1,038	341	24	77	(76)	(213)	(48)	(18)	(314)	811
Others	(14)	35	1	(38)	28	(19)	−	−	16	9
Balance at December 31, 2012(*)	(12,677)	(3,111)	561	(588)	346	1,109	467	1,050	2,144	(10,699)
Recognized in profit or loss for the period	(2,567)	(1,487)	330	(53)	133	3,481	177	351	(767)	(402)
Recognized in shareholders’ equity	−	−	1,407	53	−	71	−	−	(1,504)	27
Cumulative translation adjustment	1,842	427	(221)	72	(63)	(330)	(77)	(50)	(350)	1,250
Others	(4)	165	(93)	(2)	(7)	480	8	(8)	509	1,048
Balance at December 31, 2013	(13,406)	(4,006)	1,984	(518)	409	4,811	575	1,343	32	(8,776)

Deferred tax assets										1,277
Deferred tax liabilities										(11,976)
Balance at December 31, 2012 (*)										(10,699)

Deferred tax assets										1,130
Deferred tax liabilities										(9,906)
Balance at December 31, 2013										(8,776)

(*) Restated, as set out on note 2.3.

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Timing of reversal of  deferred income taxes

Management considers that the deferred tax assets will be recovered as provisions are settled and future events occur, both based on estimates that have been made.

At December 31, 2013 the estimated recovery / reversal dates of net deferred tax assets (liabilities) recoverable (payable) is set out in the following table:

	Deferred income tax
	Assets	Liabilities
2014	111	102
2015 and thereafter	1,019	9,804
Recognized deferred tax credits	1,130	9,906
Brazil	642	−
Abroad	2,223	−
Unrecognized deferred tax credits	2,865	−
Total	3,995	9,906

At December 31, 2013, the Company had unused tax loss carryforwards from companies abroad, for which no deferred tax assets have been recognized, in the amount of US$ 2,223 (US$ 2,122 at December 31, 2012) resulting from net operating losses mainly from oil and gas exploration and production and refining activities in the United States in the amount of US$ 1,680 (US$ 1,329 at December 31, 2012), as well as from entities in Spain, in the amount of US$ 543, subject to applicable statute of limitations that lapse in 20 years from the date the losses are recognized.

An aging of the tax carryforwards not recognized, from companies abroad, by lapse of the applicable statute of limitations is set out below:

												2013
Lapse of Statute of Limitations	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 and afterwards	Total
Unrecognized deferred tax credits	55	174	79	74	94	6	113	130	163	203	1,132	2,223

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.4.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	2013	2012	2011
Income before income taxes	13,410	14,493	26,724
Income taxes computed based on Brazilian Statutory Corporate Tax Rates (34%)	(4,558)	(4,928)	(9,089)
Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:
· Tax benefits from the deduction of interest on capital distribution	1,306	1,612	2,123
· Different jurisdictional taxes rates for Companies abroad	644	335	422
· Tax incentives	57	58	220
· Tax losses not recorded as assets	(1)	(341)	(345)
· Non-deductible/(deductible) expenses, net (*)	(198)	(559)	(268)
· Tax credits of companies abroad in the exploration stage	(2)	(2)	−
· Others	174	263	205
Income taxes expense	(2,578)	(3,562)	(6,732)
Deferred income taxes	(402)	(1,266)	(3,599)
Current income taxes	(2,176)	(2,296)	(3,133)
	(2,578)	(3,562)	(6,732)
Effective Tax Rate	19.2%	24.6%	25.2%

(*) Includes share of profit of equity-accounted investments.

22.        Employee benefits (Post-Employment)

The carrying amounts of employee benefits (post-employment) are set out below:

	2013	2012	01.01.2012
Liabilities
Petros Pension Plan	5,342	11,141	6,871
Petros 2 Pension Plan	121	547	606
AMS Medical Plan	6,999	8,390	8,214
Other plans	111	146	127
	12,573	20,224	15,818

Current	816	788	761
Non-current	11,757	19,436	15,057
	12,573	20,224	15,818

The current balance relates to an estimate of the payments to be made in the next 12 months.

22.1.   Petros Plan and Petros 2 Plan

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros), which was established by Petrobras as a nonprofit legal entity under private law with administrative and financial autonomy.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Petros Plan - Fundação Petrobras de Seguridade Social

The Petros Plan was established by Petrobras in July 1970 as a defined-benefit pension plan and currently provides post-retirement benefits for employees of Petrobras and BR Distribuidora, in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros contracts with an independent actuary to perform an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

In the event an eventual deficit is determined, participants of the plan and employers (sponsors) shall cover this deficit, pursuant to Brazilian Law (Constitutional Amendment 20/1998 and Complementary Law 109/2001), on the basis of their respective proportions of regular contributions made to the plan during the year in which the deficit arose.

At December 31, 2013, the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 comprise a balance of US$ 3,514, including US$ 209 related to interest expense due in 2014. The TCF are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance.  The carrying amount of US$ 2,976 related to crude oil and oil products pledged as security for the TFC replaced the long-term National Treasury Notes that were previously held as collateral in July 2012.

The employers' expected contributions to the plan for 2014 are US$ 456.

 The duration of the actuarial liability related to the plan, as of December 31, 2013 is 12.26 years.

b)            Petros Plan 2 - Fundação Petrobras de Seguridade Social

Petros Plan 2 was established in July 2007 by Petrobras and certain subsidiaries as a variable contribution plan recognizing past service costs for contributions for the period from August 2002 to August 29, 2007 (or from the date the employee was hired, for those admitted during this period) in which the Petros Plan was closed and the participants did not have a pension plan. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros Plan 2 have defined benefit characteristics, primarily the coverage of disability and death risks and the guarantee of minimum defined benefit and lifetime income. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are recognized in profit or loss and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were US$ 308 in 2013.

The defined benefit portion of the contributions has been suspended from July 1, 2012 to June 30, 2014, as decided by the Deliberative Council of Petros, based on advice from by the actuarial consultants from Fundação Petros. Therefore, the entire contributions are being appropriated in the individual accounts of plan participants.

For 2014 the employers' expected contributions to the defined-benefit portion of the plan are US$ 292. The duration of the actuarial liability related to the plan, as of December 31, 2013 is 27.86 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.2.   Other plans

The Company also sponsors other pension and health care plans of certain of its Brazilian and international subsidiaries, including plans with defined benefit characteristics abroad, for subsidiaries in Argentina, Japan and other countries. Most of these plans are funded and their assets are held in trusts, foundations or similar entities governed by local regulations.

22.3.   Pension Plans assets

Pension plans assets follow a long term investment strategy to meet the assessed risk of each different class of asset and provide for diversification, in order to lower portfolio risk. The portfolio must comply with the Brazilian National Monetary Council regulations. Portfolio allocation limits for the period between 2014 and 2018 are 30% to 60% in fixed-income securities, 30% to 50% in variable-income securities, 3.0% to 8.0% in real estate, 1.5% to 15% in loans to participants, 4% to 10% in structured finance projects and up to 1% in investments abroad.

Fundação Petros establishes investment policies for 5-year periods, annually reviewed. Based on the last investment policy established (2013-2017), Petros determined that an asset liability management model (ALM) be used to solve net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

The pension plan assets by type are set out following:

	2013				2012
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Fixed income	6,523	1,998	8,521	37%	12,792	46%
Corporate bonds	−	536	536		863
Government bonds	6,523	−	6,523		10,000
Other investments	−	1,462	1,462		1,929
Variable income	10,152	347	10,499	47%	10,928	39%
Common and preferred shares	10,152	−	10,152		10,792
Other investments	−	347	347		136
Structured investments	−	1,571	1,571	7%	1,836	7%
Private equity funds	−	1,464	1,464		1,729
Venture capital funds	−	29	29		39
Real estate Funds	−	78	78		68
Real estate properties	−	1,388	1,387	6%	1,304	5%
	16,675	5,304	21,978	97%	26,860	97%
Loans to participants			757	3%	825	3%
			22,735	100%	27,685	100%

At December 31, 2013, the investments include Petrobras’ common and preferred shares in the amount of US$ 228 and US$ 169, respectively, and real estate properties leased by the Company in the amount of US$ 172.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

22.4.   Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras and BR Distribuidora operate a medical benefit plan for employees in Brazil (active and inactive) and their dependents: the AMS health care plan. The plan is managed by the Company based on a self-supporting benefit assumption and includes health prevention and health care programs. The plan is most significantly exposed to the risk of an increase in medical costs due to new technologies and new types of coverage or to a higher level of usage of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to hedge such risks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of the other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary levels. The plan also includes assistance towards the purchase of certain medicines in registered drugstores throughout Brazil. There are no assets held as collaterals for the health care plan. Benefits are paid and recognized by the Company based on the costs incurred by the participants.

The duration of the actuarial liability related to the plan, as of December 31, 2013 is 20.34 years.

22.5.   Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

Aggregate information is presented for other plans, whose total assets and liabilities are not material. All plans are unfunded (excess of benefit liabilities over plan assets).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Movement in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2013					2012 (*)
	Pension plan		Medical Plan	Other plans		Pension plan		Medical Plan	Other plans
	Petros	Petros 2	A M S		Total	Petros	Petros 2	A M S		Total
Changes in the present value of obligations
Obligations at the beginning of the year	38,548	789	8,390	182	47,909	32,966	780	8,214	162	42,122
Interest expense:	3,373	73	735	20	4,201	3,551	86	892	8	4,537
· Term of financial commitment (TFC)	298	−	−	1	299	303	(1)	(5)	3	300
· Actuarial	3,075	73	735	19	3,902	3,248	87	897	5	4,237
Current service cost	484	145	192	10	831	(9)	197	146	7	341
Contributions paid by participants	182	−	−	−	182	197	28	−	−	225
Benefits paid	(1,155)	(6)	(364)	(10)	(1,535)	(1,168)	(3)	(363)	(10)	(1,544)
Remeasurement: Experience (gains) / losses	1,701	(118)	(1,978)	(2)	(397)	(2,795)	(703)	(1,738)	(6)	(5,242)
Remeasurement: (gains) / losses - demographic assumptions	323	(31)	2	(5)	289	726	36	352	6	1,120
Remeasurement: (gains) / losses - financial assumptions	(11,215)	(443)	1,066	5	(10,587)	8,180	403	1,566	15	10,164
Others	−	22	−	(27)	(5)	(6)	32	40	20	86
Cumulative Translation Adjustment	(4,437)	(77)	(1,044)	(22)	(5,580)	(3,094)	(67)	(719)	(20)	(3,900)
Obligations at the end of the year	27,804	354	6,999	151	35,308	38,548	789	8,390	182	47,909
Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	27,407	242	−	36	27,685	26,096	174	−	35	26,305
Interest income	2,461	22	−	4	2,487	2,829	25	−	2	2,856
Contributions paid by the sponsor (Company)	255	−	364	24	643	257	22	363	5	647
Contributions paid by participants	182	−	−	−	182	196	28	−	−	224
Receipts from the Term of financial commitment (TFC)	153	−	−	−	153	164	−	−	−	164
Benefits Paid	(1,155)	(6)	(364)	(10)	(1,535)	(1,168)	(3)	(363)	(10)	(1,544)
Remeasurement: Return on plan assets exceeding interest income	(3,458)	8	−	3	(3,447)	1,339	8	−	2	1,349
Others	−	−	−	(13)	(13)	2	7	−	7	16
Cumulative Translation Adjustment	(3,383)	(33)	−	(4)	(3,420)	(2,308)	(19)	−	(5)	(2,332)
Fair value of plan assets at the end of the year	22,462	233	−	40	22,735	27,407	242	−	36	27,685
Amounts recognized in the Statement of Financial Position
Present value of obligations	27,804	354	6,999	151	35,308	38,548	789	8,390	182	47,909
( -) Fair value of plan assets	(22,462)	(233)	−	(40)	(22,735)	(27,407)	(242)	−	(36)	(27,685)
Net actuarial liability as of December 31,	5,342	121	6,999	111	12,573	11,141	547	8,390	146	20,224
Changes in the net actuarial liability
Balance as of December 31, 2011						2,271	327	6,909	132	9,639
(+) Adoption of amendments to IAS 19						4,600	279	1,305	(5)	6,179
Balance as of January 1,	11,141	547	8,390	146	20,224	6,871	606	8,214	127	15,818
(+) Remeasurement effects recognized in other comprehensive income	(5,733)	(600)	(910)	(5)	(7,248)	4,772	(272)	180	13	4,693
(+) Costs incurred in the period	1,396	218	927	25	2,566	705	284	1,077	25	2,091
(-) Contributions paid	(255)	−	(364)	(24)	(643)	(257)	(22)	(363)	(5)	(647)
(-) Payments related to Term of financial commitment (TFC)	(153)	−	−	−	(153)	(164)	−	−	−	(164)
Others	−	−	−	(13)	(13)	−	(1)	1	1	1
Cumulative Translation Adjustment	(1,054)	(44)	(1,044)	(18)	(2,160)	(786)	(48)	(719)	(15)	(1,568)
Balance as of December 31,	5,342	121	6,999	111	12,573	11,141	547	8,390	146	20,224
(*) Amounts restated, as set out in note 2.3.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)              Defined benefit costs

	2013					2012 (*)					2011 (*)
	Pension Plans		Medical Plan			Pension Plans		Medical Plan			Pension Plans		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total	Petros	Petros 2	AMS	Other Plans	Total	Petros	Petros 2	AMS	Other Plans	Total
Service cost	484	145	192	10	831	(9)	197	146	7	341	(9)	182	146	6	325
Interest on net Liabilities (Assets)	912	51	735	16	1,714	722	61	892	6	1,681	629	33	926	10	1,598
Others	−	22	−	(1)	21	(8)	26	39	12	69	(226)	3	30	−	(193)
Net costs for the year	1,396	218	927	25	2,566	705	284	1,077	25	2,091	394	218	1,102	16	1,730

Related to active employees:
Included in the cost of sales	597	119	267	3	986	218	124	228	4	574	123	91	212	8	434
Operating expense recognized in profit or loss	355	94	211	20	680	121	153	180	21	475	58	122	180	8	368
Related to retired employees	444	5	449	2	900	366	7	669	−	1,042	213	5	710	−	928
Net costs for the year	1,396	218	927	25	2,566	705	284	1,077	25	2,091	394	218	1,102	16	1,730
(*) Amounts restated, as set out in note 2.3.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)             Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Discount Rate				Medical Cost
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps

Pension Obligation	(2,689)	3,256	(712)	865	981	(814)
Current Service cost and interest cost	(119)	140	(47)	55	157	(128)

d)            Significant actuarial assumptions

Assumptions	2013	2012
Discount rate	12.88% (1) / 12.97% (2) / 12.90% (3)	9.35% (1) (2) / 9.42% (3)
Salary growth rate	8.03% (1) / 10,21% (2)	7.62% (1) / 9.51% (2)
Medical plans turnover	0.590% p.a (4)	0.700% p.a (4)
Pension plans turnover	Null	Null
Variance assumed in medical and hospital costs	11.62% to 4.09%p.a (5)	11.74% to 4.11%p.a (5)
Mortality table	Basic AT 2000, sex-specific, 20% smoothing coefficient (6)	AT 2000 sex specific. 30% smoothing coefficient - female(6)
Disability table	TASA 1927 (7)	TASA 1927 (7)
Mortality table for disabled participants	Sex-specific Winklevoss, 20% smoothing coefficient (8)	Sex-specific Winklevoss, 20% smoothing coefficient (8)

(1) Petros Plan for Petrobras Group.
(2) Petros 2 Plan.
(3) AMS Plan.
(4) Average turnover according to age and employment time. In 2013, except for BR (1.247%) and Liquigas (8.546%).
(5) Decreasing rate, converging by the end of the next 30 years to the long-term expected inflation.
(6) Except for Petros 2 Plan, for which AT 2000 (80% male + 20% female) 10%-smoothed has been used.
(7) Except for Petros 2 Plan, for which Álvaro Vindas invalidity table has been used.
(8) Except for Petros 2 Plan, for which tables IAPB 1957 (2013) and AT 49 Male (2012) for disabled have been applied.

e)             Expected maturity analysis of pension and medical benefits

	2013
	Pension Plan		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Up to 1 Year	1,715	12	357	3	2,087
1 To 2 Years	1,681	14	365	3	2,063
2 To 3 Years	1,644	15	363	2	2,024
3 To 4 Years	1,600	15	378	2	1,995
Over 4 Years	21,164	298	5,536	141	27,139
	27,804	354	6,999	151	35,308

22.6.   Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution pension plans for employees. Contributions paid in 2013, in the amount of US$ 3 were recognized in profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

23.        Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and by the Ministry of Mines and Energy, and are computed based on the consolidated income before profit sharing and non‐controlling interests.

The Company has recognized profit sharing expenses in the amount of US$ 520 (US$ 524 in 2012) pursuant to these regulations, considering a 4.5 percentage applied over the income before profit sharing and non-controlling interest in Brazilian reais.

A negotiation between the Company and the unions to determine a new method for determining profit sharing benefits is underway, as established in the 2013 Collective Bargaining Agreement.

24.        Shareholders’ equity

24.1.   Share capital

At December 31, 2013, subscribed and fully paid share capital was US$ 107,371, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2013

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 29, 2013 approved a capital increase through capitalization of a portion of the profit reserve relating to tax incentives, recognized in 2012 in the amount of US$ 9 (in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Ministry for National Integration), without issue of new shares (pursuant to article 169, paragraph 1, of Law 6,404/76). Share capital increased from US$ 107,362 to US$ 107,371.

Capital increase with reserves in 2014

A proposal will be made to the Shareholders’ Extraordinary General Meeting, to be held jointly with the Annual General Meeting in 2014 to increase capital through capitalization of a portion of the profit reserve for tax incentives established in 2013, of US$ 9. Share capital will increase from US$ 107,371 to US$ 107,380.

24.2.   Additional paid in capital

a)             Incremental costs directly attributable to the issue of new shares

These include any transaction costs directly attributable to the issue of new shares, net of taxes.

b)            Change in interest in subsidiaries

These include any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24.3.   Profit reserves

a)             Legal reserve

The legal reserve represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

b)            Statutory reserve

The statutory reserve is appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

c)             Tax incentives reserve

Government grants are recognized in profit or loss and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increasing share capital.

In 2013, government grants of US$ 9 related to investments (using resources provided by income taxes benefits) for the development of the Northeast of Brazil (Superintendências de Desenvolvimento do Nordeste – SUDENE) and the Amazon region (SUDAM) were appropriated from profit or loss.

d)            Profit retention reserve

Profit retention reserve appropriates funds intended for capital expenditures, primarily in oil and gas exploration and development activities, included in the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

An appropriation of US$ 7,277 to profit retention reserve, to provide partial funding for our 2014 capital budget, will be proposed and voted at the 2014 Annual General Meeting.

24.4.   Accumulated other comprehensive income

a)             Cumulative translation adjustment

This account comprises all exchange differences arising from the translation of the consolidated financial statements from the functional currency (Brazilian real) into the presentation currency (U.S. dollar), recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income.

b)            Other comprehensive income

This account comprises gains or losses arising from measurement at fair value of available-for-sale financial assets; from cash flow hedges; and from remeasurements of the net pension and medical benefits liability.

24.5.   Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Preferred shares have priority in case of capital returns and dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value, or 5% of the preferred share capital.

Dividends for 2013 of US$ 3,970 are to be voted at the 2014 Annual General Meeting and are consistent with the rights granted to preferred shares in the bylaws of the Company and to the minimum mandatory dividend for common shares. Dividends proposed for 2013 represent 41.85% of the adjusted net income in Brazilian Reais (adjusted in accordance with Brazilian Corporation Law), as 3% of the book value of shareholders’ equity regarding preferred shares stake was higher than the minimum mandatory dividend (25% of the adjusted net income for the year).

Interest on capital will be indexed based on the SELIC rate from December 31, 2013 to the date of payment, which will be voted at the 2014 Annual General Meeting.

Interest on capital is subject to a withholding income tax rate of 15%, except for shareholders that are declared immune or exempt, pursuant to Law 9,249/95. Interest on capital is a form of dividend distribution, which is deductible for tax purposes in Brazil and is included in the dividend distribution for the year, as established in the Company’s bylaws. The tax credit from the deduction of interest on capital is recognized in profit or loss. An amount of US$ 1,389 was recognized in 2013 (US$ 1,612 in 2012) relating to tax benefits from the deduction of interest on capital. For accounting purposes, shareholders’ equity is reduced in a manner similar to a dividend, pursuant to CVM Deliberation 207/96.

24.6.   Earnings per Share

	2013	2012	2011
Net income attributable to Shareholders of Petrobras	11,094	11,034	20,121
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.85	0.85	1.54

25.        Sales revenues

	2013	2012	2011

Gross sales	172,016	176,714	183,022
Sales taxes	(30,554)	(32,611)	(37,107)
Sales revenues (*)	141,462	144,103	145,915
Domestic Market	106,464	100,497	98,941
Exports	15,172	22,353	24,649
International Sales (**)	19,826	21,253	22,325

(*) See note 30 for a breakdown of sales revenues by business segment
(**) Sales revenues from operations outside of Brazil, other than exports

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26.        Other operating expenses, net

	2013	2012	2011
Unscheduled stoppages and pre-operating expenses	(923)	(856)	(901)
Pension and medical benefits - inactive employees	(900)	(1,042)	(928)
Institutional relations and cultural projects	(821)	(777)	(884)
Inventory write-down to net realizable value	(580)	(742)	(643)
Collective bargaining agreement	(419)	(444)	(430)
Legal, administrative and arbitration proceedings	(269)	(716)	130
Expenditures on health, safety and environment	(225)	(289)	(474)
Impairment	(544)	(137)	(369)
Expenditures/reimbursements from operations in E&P partnerships	241	268	10
Government Grants	181	385	378
Gains / (losses) on disposal/write-offs of assets	1,764	(2)	7
Others	258	167	120
	(2,237)	(4,185)	(3,984)

27.        Expenses by nature

	2013	2012	2011
Raw material / products for resale	(60,116)	(58,410)	(57,274)
Production taxes	(14,498)	(16,083)	(16,228)
Employee Compensation	(12,769)	(12,071)	(12,207)
Depreciation, depletion and amortization	(13,188)	(11,119)	(10,535)
Changes in inventories	1,681	724	5,278
Materials, Freight, rent, third-party services and other related costs	(22,608)	(24,016)	(23,457)
Exploration expenditures written off (inc. dry wells and signature bonuses)	(1,892)	(2,847)	(1,480)
Other taxes	(780)	(386)	(460)
Legal, administrative and arbitration proceedings	(269)	(716)	130
Institutional relations and cultural projects	(821)	(777)	(884)
Unscheduled stoppages and pre-operating expenses	(923)	(856)	(901)
Expenditures on health, safety and environment	(225)	(289)	(474)
Inventory write-down to net realizable value (market value)	(580)	(742)	(643)
Impairment	(544)	(137)	(369)
Gains / (losses) on disposal/write-offs of assets	1,764	(2)	7
	(125,768)	(127,727)	(119,497)

Cost of sales	(108,254)	(107,534)	(99,595)
Selling expenses	(4,904)	(4,927)	(5,346)
General and Administrative expenses	(4,982)	(5,034)	(5,161)
Exploration costs	(2,959)	(3,994)	(2,630)
Research and development expenses	(1,132)	(1,143)	(1,454)
Other taxes	(780)	(386)	(460)
Other operating expenses, net	(2,237)	(4,185)	(3,984)
Profit sharing	(520)	(524)	(867)
	(125,768)	(127,727)	(119,497)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Net finance income (expense)

	2013	2012	2011

Foreign exchange and inflation indexation charges on net debt (*)	(1,603)	(3,327)	(2,918)
Debt interest and charges	(5,491)	(5,152)	(4,866)
Income from investments and marketable securities	1,278	1,716	2,948
Financial result on net debt	(5,816)	(6,763)	(4,836)
Capitalized borrowing costs	3,921	3,807	4,403
Gains (losses) on derivatives	(181)	(52)	(215)
Interest income from marketable securities	(95)	919	286
Other finance expense and income, net	(320)	404	(39)
Other exchange and indexation charges, net	(300)	(241)	477
Finance income (expenses), net	(2,791)	(1,926)	76
Income	1,815	3,659	3,943
Expenses	(2,673)	(2,016)	(1,424)
Foreign exchange and inflation indexation charges, net	(1,933)	(3,569)	(2,443)
	(2,791)	(1,926)	76

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.

29.        Supplemental information on statement of cash flows

	2013	2012	2011
Additional information on cash flows:
Amounts paid during the period
Income taxes paid	1,244	1,093	2,049
Withholding income tax paid for third-parties	1,733	2,045	2,377
	2,977	3,138	4,426

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	209	187	8
Finance leases	−	−	19
Amounts related to the recognition (reversal) of a provision for decommissioning costs	(629)	5,208	1,407

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.        Segment Information

Consolidated assets by Business Area - 12.31.2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	5,902	19,064	3,864	77	2,457	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,043	23,839	1,119	5,224	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,387	1,853	2	2,253	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment	126,716	66,200	20,882	222	2,672	7,971	3,312	(74)	227,901
Operating assets	90,888	32,313	16,698	205	2,009	3,792	2,312	(74)	148,143
Under construction	35,828	33,887	4,184	17	663	4,179	1,000	−	79,758
Intangible assets	13,744	138	355	−	293	565	324	−	15,419
Total Assets	152,707	92,107	27,703	1,196	7,681	18,123	28,540	(6,634)	321,423

Consolidated assets by Business Area - 12.31.2012

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	144,873	70,973	24,593	1,131	4,954	15,087	8,482	(491)	269,602
Long-term receivables	4,760	4,459	1,464	16	1,852	2,102	4,694	(491)	18,856
Investments	80	2,897	1,160	860	15	937	157	−	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	−	204,901
Operating assets	64,455	29,327	18,106	237	2,061	6,814	2,237	−	123,237
Under construction	38,324	34,136	3,479	18	672	4,068	967	−	81,664
Intangible assets	37,254	154	384	−	354	1,166	427	−	39,739
Total Assets	151,438	91,335	28,203	1,248	8,130	18,604	35,864	(7,426)	327,396

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area - 2013
	2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	68,210	111,051	14,017	388	41,365	16,302	−	(109,871)	141,462
Intersegments	67,096	38,103	1,191	324	995	2,162	−	(109,871)	−
Third parties	1,114	72,948	12,826	64	40,370	14,140	−	−	141,462
Cost of sales	(34,279)	(119,617)	(12,149)	(433)	(37,580)	(13,886)	−	109,690	(108,254)
Gross profit (loss)	33,931	(8,566)	1,868	(45)	3,785	2,416	−	(181)	33,208
Income (expenses)	(4,133)	(3,791)	(1,167)	(102)	(2,424)	(541)	(4,932)	96	(16,994)
Selling, administrative and general expenses	(443)	(2,781)	(1,087)	(55)	(2,417)	(860)	(2,406)	163	(9,886)
Exploration costs	(2,784)	−	−	−	−	(175)	−	−	(2,959)
Research and development expenses	(523)	(242)	(57)	(16)	(2)	(2)	(290)	−	(1,132)
Other taxes	(238)	(162)	(81)	(1)	(19)	(141)	(138)	−	(780)
Other operating expenses, net	(145)	(606)	58	(30)	14	637	(2,098)	(67)	(2,237)
Income / (loss) before financial results and income taxes	29,798	(12,357)	701	(147)	1,361	1,875	(4,932)	(85)	16,214
Net finance income (expense)	−	−	−	−	−	−	(2,791)	−	(2,791)
Share of profit of equity-accounted investments	2	73	243	(20)	2	174	33	−	507
Profit sharing	(181)	(133)	(23)	(1)	(40)	(14)	(128)	−	(520)
Income / (loss) before income taxes	29,619	(12,417)	921	(168)	1,323	2,035	(7,818)	(85)	13,410
Income taxes	(10,070)	4,247	(230)	51	(447)	(246)	4,087	30	(2,578)
Net income (Loss)	19,549	(8,170)	691	(117)	876	1,789	(3,731)	(55)	10,832
Net income attributable to:
Shareholders of Petrobras	19,523	(8,162)	631	(117)	876	1,729	(3,331)	(55)	11,094
Non-controlling interests	26	(8)	60	−	−	60	(400)	−	(262)
	19,549	(8,170)	691	(117)	876	1,789	(3,731)	(55)	10,832

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area - 2012
	2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	74,714	116,710	11,803	455	40,712	17,929	−	(118,220)	144,103
Intersegments	73,871	37,950	1,288	365	878	3,868	−	(118,220)	−
Third parties	843	78,760	10,515	90	39,834	14,061	−	−	144,103
Cost of sales	(33,622)	(130,088)	(9,621)	(481)	(36,997)	(14,082)	−	117,357	(107,534)
Gross profit (loss)	41,092	(13,378)	2,182	(26)	3,715	3,847	−	(863)	36,569
Income (expenses)	(5,448)	(4,075)	(1,080)	(102)	(2,290)	(1,886)	(4,937)	149	(19,669)
Selling, administrative and general expenses	(494)	(3,052)	(967)	(64)	(2,235)	(922)	(2,376)	149	(9,961)
Exploration costs	(3,613)	−	−	−	−	(381)	−	−	(3,994)
Research and development expenses	(540)	(228)	(36)	(34)	(2)	−	(303)	−	(1,143)
Other taxes	(53)	(66)	(57)	(1)	(12)	(111)	(86)	−	(386)
Other operating expenses, net	(748)	(729)	(20)	(3)	(41)	(472)	(2,172)	−	(4,185)
Income / (loss) before financial results and income taxes	35,644	(17,453)	1,102	(128)	1,425	1,961	(4,937)	(714)	16,900
Net finance income (expense)	−	−	−	−	−	−	(1,926)	−	(1,926)
Share of profit of equity-accounted investments	(1)	(104)	193	(27)	1	(14)	(5)	−	43
Profit sharing	(178)	(142)	(18)	(1)	(40)	(14)	(131)	−	(524)
Income / (loss) before income taxes	35,465	(17,699)	1,277	(156)	1,386	1,933	(6,999)	(714)	14,493
Income taxes	(12,057)	5,981	(367)	44	(472)	(1,147)	4,213	243	(3,562)
Net income (Loss)	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931
Net income attributable to:
Shareholders of Petrobras	23,406	(11,718)	861	(112)	914	719	(2,565)	(471)	11,034
Non-controlling interests	2	−	49	−	−	67	(221)	−	(103)
	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area - 2011
	2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	74,117	118,630	9,738	320	44,001	16,956	−	(117,847)	145,915
Intersegments	73,601	38,146	1,304	288	731	3,777	−	(117,847)	−
Third parties	516	80,484	8,434	32	43,270	13,179	−	−	145,915
Cost of sales	(32,883)	(122,897)	(5,698)	(351)	(40,347)	(12,933)	−	115,514	(99,595)
Gross profit (loss)	41,234	(4,267)	4,040	(31)	3,654	4,023	−	(2,333)	46,320
Income (expenses)	(4,198)	(4,194)	(1,519)	(134)	(2,459)	(1,901)	(4,809)	179	(19,035)
Selling, administrative and general expenses	(489)	(3,306)	(1,038)	(66)	(2,403)	(928)	(2,456)	179	(10,507)
Exploration costs	(2,182)	−	−	−	−	(448)	−	−	(2,630)
Research and development expenses	(743)	(280)	(69)	(30)	(5)	−	(327)	−	(1,454)
Other taxes	(48)	(53)	(97)	(1)	(24)	(113)	(124)	−	(460)
Other operating expenses, net	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	−	(3,984)
Income / (loss) before financial results and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Net finance income (expense)	−	−	−	−	−	−	76	−	76
Share of profit of equity-accounted investments	44	(98)	238	15	5	24	2	−	230
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)	−	(867)
Income / (loss) before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Income taxes	(12,495)	3,025	(845)	56	(360)	(926)	4,145	668	(6,732)
Net income (Loss)	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Net income attributable to:
Shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121
Non-controlling interests	(12)	(10)	18	−	−	12	(137)	−	(129)
	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Income - breakdown of International Business Area
	2013
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Sales revenues	4,134	8,633	556	5,223	7	(2,251)	16,302
Intersegments	2,382	1,982	37	7	5	(2,251)	2,162
Third parties	1,752	6,651	519	5,216	2	−	14,140
Income before financial results, profit sharing and income taxes	2,030	(22)	66	105	(303)	(1)	1,875
Net income attributable to shareholders of Petrobras	1,644	(12)	68	92	(62)	(1)	1,729

	2012
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,369	8,989	601	5,184	−	(2,214)	17,929
Intersegments	3,834	2,194	38	16	−	(2,214)	3,868
Third parties	1,535	6,795	563	5,168	−	−	14,061
Income before financial results, profit sharing and income taxes	2,438	(407)	132	73	(291)	16	1,961
Net income attributable to shareholders of Petrobras	1,317	(400)	121	70	(403)	14	719

	2011
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,148	8,510	543	4,972	−	(2,217)	16,956
Intersegments	3,808	2,142	23	27	−	(2,223)	3,777
Third parties	1,340	6,368	520	4,945	−	6	13,179
Income before financial results, profit sharing and income taxes	2,379	(136)	115	80	(304)	(12)	2,122
Net income attributable to shareholders of Petrobras	1,331	(128)	158	67	(237)	(12)	1,179

	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets - breakdown of International Business Area
At 12.31.2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123
At 12.31.2012	15,080	2,404	759	1,085	1,449	(2,173)	18,604

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31.        Provisions for legal proceedings, contingent liabilities and contingent assets

Legal proceedings provided for, contingent liabilities and judicial deposits are set out following.

31.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings, in the amounts set out below:

Non-current liabilities	2013	2012
Labor claims	569	336
Tax claims	94	341
Civil claims	545	514
Environmental Claims	26	63
Other claims	12	11
	1,246	1,265

	2013	2012
Opening Balance	1,265	1,088
New provisions, net (*)	415	647
Payments made	(249)	(440)
Accruals and charges	77	99
Others	(57)	(26)
Cumulative translation adjustment	(205)	(103)
Closing Balance	1,246	1,265
(*) Includes reversal of tax claims provisions due to the adherence to REFIS, as set out in note 31.5.

31.2.   Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	2013	2012
Labor	882	869
Tax	1,002	1,117
Civil	529	638
Environmental	83	69
Others	8	3
	2,504	2,696

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31.3.   Contingent Liabilities

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings for which the likelihood of loss is considered to be possible are set out in the table below.

Nature	Estimate
Tax	30,395
Civil - General	2,496
Labor	2,402
Civil - Environmental	1,248
Others	2
36,543

A brief description of the nature of the main contingent liabilities (tax, civil and environmental) is set out in the following tables. Labor claims include a large number of individual claims and, therefore, are not presented.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,962
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007, 2008 and 2009 not included in Petrobras' calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,020
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 and 2008 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	786
4) Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	5,771
5) Non-payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	1,553

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of fuel without the gross-up of such tax.

Current status: This claim is in judicial stage, in which the Company is taking legal actions to ensure its rights.	647
7) Non-payment of tax on financial operations (IOF) over intercompany loans with, PifCo, Brasoil and BOC in 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,437
8) Non-payment of withhold income tax (IRRF) over remittances abroad for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,722
9) Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,813
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
10)Non-payment of ICMS on crude oil and natural gas sales due to differences in measuring beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	1,646
Plaintiff: State Finance Department of Rio de Janeiro
11) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,366
12) Dispute over ICMS tax levy in operations of sale of jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	772
Plaintiff: State Finance Department of São Paulo
13) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,921
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

14) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	923
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
15) Use of ICMS tax credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	409
16) Other tax proceedings	4,647
Total for tax proceedings	30,395

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.

Current status: This claim involves proceedings in different administrative and/or judicial stages, in which the Company is taking legal actions to ensure its rights.	1,252
2) Other civil proceedings	1,244
Total for civil proceedings	2,496

c)             Environmental Proceedings – General

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instuituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled for the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	764
2) Other environmental proceedings	483
Total for environmental proceedings	1,247

31.4.   Contingent assets

31.4.1.  Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

The Company is intensifying actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245.

31.4.2.  Recovery of PIS and COFINS

Petrobras and its subsidiaries filed a civil lawsuit against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on finance income and foreign exchange variation gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared such paragraph as unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of US$ 290 as recoverable taxes in its non-current assets.

At December 31, 2013, the Company had US$ 975 related to this lawsuit that is not yet recognized in the financial statements due to the lack of a final favorable decision.

31.5.   Tax settlement program (REFIS)

In December 2013, the Company decided to adhere to the federal tax amnesty and refinancing program (Programa de Recuperação Fiscal – REFIS), introduced by Federal Laws No. 11,941/2009 and No. 12,249/2010, the deadlines for which were extended pursuant to Federal Law No. 12,865/2013.

REFIS includes tax debts and tax claims related to CIDE (taxation on fuel), II (import tax), IPI (tax on industrial production), IOF (tax on financial operations), IRRF (withholding income tax), as well as COFINS (tax on revenues). By deciding to adhere the program, the Company disbursed US$ 570 related to tax expenses, along with the use of judicial deposits of US$ 17.

The adherence to REFIS resulted in savings of US$ 432 from penalties and interest reductions pursuant to regulations. Amounts recognized in profit or loss, including reversals of provisions related to tax claims are set out below:

2013
Taxes	(313)
Finance income (expenses), net	(306)
(619)
Other operating income (expenses), net (*)	358
Income taxes	76
(185)
(*) Reversal of provision for tax claims

The Company has complied with all legal requirements necessary to adhere to the REFIS and is now awaiting approval from the Brazilian Internal Revenue Service (Receita Federal do Brasil) and the Office of the Attorney-General of the National Treasury (Procuradoria Geral da Fazenda Nacional - PGFN) regarding payments made in connection with the Company’s adherence to the REFIS  in order to settle such tax proceedings.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

32.        Natural Gas Purchase Commitments

Petrobras has entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase 201.9 billion m³ of natural gas during the term of the agreement and to purchase a minimum annual volume commitment at a price calculated based on a formula comprising the price of fuel oil. The agreement is valid until 2019, renewable until the total volume commitment has been consumed.

At December 31, 2013, the minimum purchase commitment from 2014 to 2020 is approximately 52.7 billion m³ of natural gas, equivalent to 24.06 million m³ per day, which corresponds to an estimated amount of US$ 15.17 billion.

33.        Collateral in connection with concession agreements for petroleum exploration

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 3,408, of which US$ 3,088 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to US$ 1,943 and bank guarantees in the amount of US$ 1,145.

34.        Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products), foreign exchange risk, interest rate risk, credit risk and liquidity risk.

34.1.   Risk management

Petrobras’ officers are responsible for performing risk management based on a corporate policy. The objective of the overall risk management policy of the company, which considers all positions held and their respective risks in the analysis and decisions made, is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

34.2.   Market risk

34.2.1.  Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Notional value (in thousands of bbl)*		Fair value**		Maturity
Statement of Financial Position	2013	2012	2013	2012
Futures contracts	10,224	(3,380)	(20)	(18)	2014
Purchase commitments	52,267	16,500
Sale commitments	(42,043)	(19,880)

Options contracts	−	(2,050)	−	(1.5)	2014

Call	−	(1,080)	−	(1)
Long position	2,200	3,204
Short position	(2,200)	(4,284)

Put	−	(970)	−	(0.5)
Long position	1,869	2,029
Short position	(1,869)	(2,999)

Total recognized in other current assets and liabilities			(20)	(19.5)

* Negative notional values (in bbl) represent short positions.
** Negative fair values were recorded in liabilities and positive fair values in assets.

Finance income	2013	2012	2011
Gain / (Loss) recognized in profit or loss for the period	(105)	(103)	(199)

Guarantees given as collateral	2013	2012
Generally consist of deposits	143	103

b)            Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at  December 31, 2013. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to December 31, 2013.

Crude Oil and Oil Products	Risk	Probable Scenario at 2013	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)

Crude oil	Derivative (WTI prices decrease)	(23)	(187)	(347)
	Inventories (WTI prices increase)	16	177	337
		(7)	(10)	(10)
Diesel	Derivative (Diesel prices decrease)	7	(33)	(72)
	Inventories (Diesel prices increase)	(8)	31	70
		(1)	(2)	(2)
Gasoline	Derivative (Gasoline prices increase)	(1)	(10)	(18)
	Inventories (Gasoline prices decrease)	3	11	19
		2	1	1
Fuel Oil	Derivative (Fuel Oil prices increase)	(1)	(50)	(97)
	Inventories (Fuel Oil prices decrease)	3	51	99
		2	1	2
Propane	Derivative (Propane prices increase)	(2)	(28)	(53)
	Inventories (Propane prices decrease)	1	26	52
		(1)	(2)	(1)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)             Embedded derivatives – sale of ethanol

On March 8, 2013 the Company entered into an agreement to amend the ethanol sale contract, modifying prices and quantities. The selling price of each future ethanol shipment will be based on the price of ethanol in the Brazilian market (ESALQ) plus a spread. The amended agreement therefore no longer has a derivative instrument measured as an embedded derivative.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

		Fair Value		Sensitivity analysis at 2013
Forward Contract	Notional value (in thousands of m³)	2013	2012	Risk	Probable Scenario	Stressed Scenario (∆ 25%)	Stressed Scenario ( ∆ 50%)
Long position (maturity in 2015)		−	36	Decrease in spread (Naphtha x Ethanol)	−	−	−

Finance Income	2013	2012	2011
Gain/ (loss) recognized in profit or loss for the period	(37)	10	(31)

34.2.2.  Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, considering an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. The Company chooses the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency for short-term risk management.

The risk management strategy of the Company may involve the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)             Hedge Accounting

i) Cash Flow Hedge involving the Company’s future exports

Effective mid-May 2013, the Company formally documented and designated hedging relationships to account for the effects of the existing natural hedge between a portion of its obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk. The foreign currency rates risk is related to the spot rates and the hedged future exports are those considered highly probable.

Individual hedging relationships were designated, in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, for which a portion of the company’s long-term debt in U.S. dollars is the hedging instrument. The hedging instruments (long-term debt) have different maturities, with an average of approximately 7.1 years.

The principal amounts and the carrying amount of the hedging instruments as of December 31, 2013, along with the foreign currency losses recognized in other comprehensive income (shareholders’ equity) are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$)	Carrying amount of the Hedging Instruments on 2013 (R$)

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2014 to November 2020	40,742	95,443

Changes in the Principal Amount	US$
Amounts designated in May 2013	43,859
New hedging instruments designated	3,062
Exports affecting profit or loss	(2,904)
Principal repayments / amortization	(3,274)
Amounts designated as of December 31, 2013	40,742

Finance income and shareholders' equity	2013	2012
Gain /(loss) recognized in profit or loss for the period	(303)	−
Gain/ (loss) recognized in other comprehensive income - shareholders' equity	(5,924)	−

A schedule of the expected reclassification to profit or loss of the balance of losses recognized in other comprehensive income in the shareholders’ equity as of December 31, 2013 is set out below:

Period	2014	2015	2016	2017	2018	2019	2020	Total
Expected reclassification	(820)	(852)	(1,031)	(1,101)	(936)	(834)	(350)	(5,924)

ii) Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

b)            Notional value, fair value and guarantees of derivative financial instruments

	Notional value (in millions)		Fair Value
Statement of financial position	2013	2012	2013	2012

Cross Currency Swap (Maturity in 2016)			11	76
Long position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	353	434
Short position (USD) - 5.69% p.a.	USD 298	USD 298	(342)	(358)
U.S. dollar forward			(1)	0.5
U.S. dollar forward (short position)	USD 17	USD 1,077	(1)	0.5
Total recognized in other current assets and liabilities			10	76.5

Finance income and shareholders' equity	2013	2012	2011
Gain /(loss) recognized in profit or loss for the period	(39)	41	15
Gain/ (loss) recognized in other comprehensive income - shareholders' equity	10	7	4

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)             Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

Financial Instruments	Exposure at 12.31.2013	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	2,616		42	654	1,308
Liabilities	(50,756)	Dollar	(810)	(12,689)	(25,378)
Cash flow hedge on exports	40,742		651	10,186	20,371
Forward Derivative (Net short Position)	(17)		−	(4)	(9)
	(7,415)		(117)	(1,853)	(3,708)
Liabilities	(842)	Yen	(8)	(210)	(421)
Cross-currency Swap	333		3	117	353
	(509)		(5)	(93)	(68)
Assets	3,286	Euro	(113)	821	1,643
Liabilities	(9,290)		319	(2,323)	(4,645)
	(6,004)		206	(1,502)	(3,002)
Assets	925	Pound	(24)	231	462
Liabilities	(2,662)	Sterling	70	(665)	(1,331)
	(1,737)		46	(434)	(869)
Assets	368	Peso	(14)	92	184
Liabilities	(731)		27	(183)	(365)
	(363)		13	(91)	(181)
	(16,028)		143	(3,973)	(7,828)

(*) The probable scenario was computed based on the following changes for December, 31, 2013: Real x Dollar – a 1.60% depreciation of the Real relative to the Dollar / Yen x Dollar – a 0.91% appreciation of the Yen / Dollar x Euro: a 3.43% depreciation of the Euro / Dollar x Pound Sterling: a 2.61% depreciation of the Pound Sterling / Dollar x Peso: a 3.83% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

34.2.3.  Interest rate risk management

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap (LIBOR USD) vs. Fixed rate (USD)

The Company has an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

b)            Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Notional value		Fair value
Statement of Financial Position	2013	2012	2013	2012

Swaps (maturity in 2020)
Short position	USD 440	USD 460	(20)	(42)

Swaps (maturity in 2015)			(0.6)	(1)
Long position – Euribor	EUR 10	EUR 15	−	0.5
Short position – 4.19% Fixed rate	EUR 10	EUR 15	(0.6)	(1.5)

Total recognized in other assets and liabilities			(20.6)	(43)

Finance income and shareholders' equity	2013	2012	2011
Gain / (Loss) recognized in profit or loss for the period	−	(0.5)	−
Gain/(Loss) recognized in other comprehensive income - shareholders' equity	22	(9)	(22)

Interest Rate Derivatives	Risk	Probable Scenario (*)	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)
HEDGE (Derivative - Swap)	LIBOR decline	4	(0.4)	(1)
Debt	LIBOR increase	(4)	0.4	1
Net effect		−	−	−

(*) The probable scenario was obtained based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

34.3.   Capital management

The Company’s objectives when making its financial decisions is to achieve an adequate capital management and indebtedness level in order to safeguard its ability to continue as a going concern and to fund its Business and Management Plan (BMP), adding value to its shareholders.

The planned investments will be mainly financed by funds generated internally, debt issuance in the international capital markets, loan agreements with commercial banks, cash provided by asset disposals (divesting), among other sources, assuming that no new shares will be issued.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras has determined the upper limits of 2.5 times net debt to adjusted EBITDA ratio and 35% financial leverage ratio (net debt to net total capitalization) in order to maintain a strong financial situation and considering oil product prices in Brazil converging to international prices.

Net debt is calculated as total debt (short-term and long-term) less cash, cash equivalents and government bonds with maturities higher than 90 days. Adjusted EBITDA is calculated by adding back net finance income (expenses), income taxes, depreciation/amortization, share of profit of equity-accounted investments and impairment charges to net income. Net total capitalization is calculated by adding net debt to shareholders’ equity. These measures are not defined by the International Financial Reporting Standards – IFRS (non-GAAP measures) and should neither be considered in isolation or as substitutes for profit, indebtedness and cash flow provided by operating activities as defined by the IFRS, nor be compared to those measures of other companies.

	2013	2012
Total debt (current and noncurrent)	114,325	96,067
Cash and cash equivalents	(15,868)	(13,520)
Government securities (maturity of more than 90 days)	(3,878)	(10,212)
Net debt	94,579	72,335
Net debt/(net debt+shareholders' equity)	39%	31%
Adjusted EBITDA	29,426	27,632
Net debt/Adjusted EBITDA ratio	3.21	2.62

Undertaking capital expenditures in the oil and gas industry is financial-capital intensive and involves long-term maturity. Thus the Company’s ratios may temporarily exceed the established upper-limits during periods in which there is no cash flow from operations of ongoing capital expenditures.

34.4.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a corporate policy of risk management.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

34.4.1.  Credit quality of financial assets

a)             Trade and other receivables

Most of the company’s customers have no credit agency ratings. Thus, credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the client’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer.

Allowances for impairment of trade and other receivables have been recognized in an amount considered adequate by management to cover losses on these assets.

b)            Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poors, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor impaired, are set out below:

	2013	2012
Cash and cash equivalents
AAA	23	61
AA	7	5
A	4,959	1,942
BBB	62	76
AAA.br	9,926	10,555
AA.br	462	−
Other ratings	429	881
	15,868	13,520
Marketable securities

AAA.br	3,979	10,387
Other ratings	37	220
	4,016	10,607

34.5.   Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

Liquidity risk management by the Company involves several policies, such as: Centralized cash management, in order to optimize the level of cash and cash equivalents held and reduce working capital needs; a robust minimum cash level to ensure that the need of cash for investments and short-term obligations is met, even in adverse market conditions; the use of several funding sources in the domestic and international markets, increasing the number of investors of the Company and development a strong presence in the international capital markets; along with the search for new funding sources, including new markets and financial products.

A maturity analysis of the long-term debt, including face value and interest payments is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Maturity
2014	12,283
2015	12,998
2016	15,572
2017	12,548
2018	16,769
2019	18,555
2020 and thereafter	66,450
Balance at December 31, 2013	155,175
Balance at December 31, 2012	136,068

34.6.   Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at December 31, 2013 are set out below:

Contract	Number of Contracts (Thousands)	Notional value	Fair value	Maturity
Future DI (Interbank Deposit)			−	2014 to 2016
Long position	4,821	187	−
Short position	(35,658)	(1,331)	−
DDI (Foreign Exchange Coupon) forward			−	2014
Long position	413	21	−
Short position	(73)	(4)	−

35.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1 inputs: are the most reliable evidence of fair value, quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2 inputs: are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3 inputs: are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,895	−	−	3,895
Foreign currency derivatives	−	10	−	10
Balance at December 31, 2013	3,895	10	−	3,905
Balance at December 31, 2012	10,463.5	76	36	10,575.5

Liabilities
Commodity derivatives	(20)	−	−	(20)
Interest derivatives	−	(20.6)	−	(20.6)
Balance at December 31, 2013	(20)	(20.6)	−	(40.6)
Balance at December 31, 2012	(62.5)	−	−	(62.5)

The estimated fair value for the Company’s long term debt as of December 31, 2013, computed based on the prevailing market rates for operations that have similar nature, maturity and risk to the contracts recognized, is set out in note 17.

36.        Insurance

The Company’s insurance policies involve acquiring insurance to cover assets that might lead to material negative impacts in the shareholders’ equity (in the case of an eventual damage), as well as risks subject to legal or contractual mandatory insurance. The remaining risks are subject to self-insurance and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by including franchises that may reach an amount equivalent to US$ 80 in its insurance policies.

The risk assumptions adopted are not part of the audit scope of the financial statements audit and therefore were not examined by independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2013 is set out below:

Assets	Types of coverage	Amount insured

Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	180,341
Tankers and auxiliary vessels	Hulls	3,039
Fixed platforms, floating production systems and offshore drilling units	Oil risks	33,037
Total		216,417

Petrobras does not have loss of earnings insurance or insurance related to well control, automobiles and pipeline networks in Brazil.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

37.        Subsequent events

Funding

a)             Pricing of Global Notes

On January 14, 2014, Petrobras, through Petrobras Global Finance B.V. (PGF), its wholly-owned indirect subsidiary, issued 4, 7 and 11-year Global Notes denominated in Euros (€) and 20-year Global Notes denominated in Pounds Sterling (£), as set out below:

Currency	Amount	Maturity	Coupon*
Euro	€ 1,500 million	Jan/2018	2.75% p.a.
Euro	€ 750 million	Jan/2021	3.75% p.a.
Euro	€ 800 million	Jan/2025	4.75% p.a.
Pounds Sterling	£ 600 million	Jan/2034	6.625% p.a.
(*) Coupon payments begin in 2015.

The Global Notes are unsecured and unsubordinated obligations of PGF B.V., unconditionally and irrevocably guaranteed by Petrobras.

b)            Banking market

On January 29, 2014, Petrobras, through its indirect subsidiary Petrobras Global Trading BV (PGT BV), signed a credit line agreement of US$ 3 billion in the banking market.

On February 14, 2014 Petrobras, through PGT BV, signed two credit line agreements of US$ 1 billion in the banking market.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

38.        Information Related to Guaranteed Securities Issued by Subsidiaries

38.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

38.2.   Petrobras International Finance Company – PifCo

A partial spin-off of certain assets and liabilities of Petrobras International Finance Company S.A. (PifCo), a wholly -owned subsidiary of Petrobras, with the subsequent merger of the spun-off portion into Petrobras was approved for immediate implementation by the Shareholders’ Extraordinary General Meeting held by Petróleo Brasileiro S.A. - Petrobras on December 16, 2013. The transaction resulted in the transfer of the assets and liabilities related to PifCo’s commercial activities to Petrobras. After the spin-off, PifCo became a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PifCo.

PifCo’s remaining assets and liabilities related to capital-raising activities and loan transactions with companies in the Petrobras Group, including various series of notes issued by PifCo and guaranteed by Petrobras, will subsequently be merged into Petrobras Global Finance B.V. – PGF, resulting in the dissolution of PifCo. That merger will not affect the guarantees and commitments undertaken by Petrobras regarding the bonds previously issued by PifCo, and those bonds will continue to be fully and unconditionally guaranteed by Petrobras. As an initial step for the merger, PGF acquired all of PifCo’s outstanding shares on February 12, 2014.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras’ effective monopoly. The amendment was implemented by the Oil Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Oil Law established a regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Oil Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Oil Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The adoption of the SEC rules seeking to modernize the supplemental oil and gas disclosures and the FASB’s issuance of the Accounting Standards Update nº 2011-03, “Oil and Gas Reserve Estimation and Disclosure”, generated no material impact on the Company’s consolidated financial statements other than additional disclosures.

The international geographic area includes activities in South America, which includes Argentina, Colombia, Ecuador, Peru, Uruguay and Venezuela; North America, which includes Mexico and the United States of America; Africa, which includes Angola, Libya, Tanzania, and Others, which includes Portugal and Turkey. The equity investments are composed of the operations of Petrobras Oil and Gas B.V. (PO&G) in Namibia and Nigeria, as well as Venezuelan companies involved in exploration and production activities.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of US Dollars, unless otherwise indicated)

i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
December 31, 2013
Unproved oil and gas properties	21,261	826	685	22	−	1,533	22,794	−
Proved oil and gas properties	71,638	2,410	5,907	−	−	8,318	79,956	3,972
Support Equipaments	63,833	490	(277)	(15)	4	202	64,036	1
Gross Capitalized costs	156,732	3,727	6,316	7	4	10,053	166,785	3,973
Depreciation and depletion	(44,694)	(2,045)	(948)	−	(4)	(2,997)	(47,690)	(1,455)
	112,039	1,682	5,367	7	−	7,056	119,095	2,518
Construction and installations in progress	28,421	(131)	3	−	−	(127)	28,293
Net capitalzed costs	140,460	1,551	5,370	7	1	6,929	147,389	2,518

December 31, 2012
Unproved oil and gas properties	48,255	705	1,641	1,500	25	3,871	52,126	−
Proved oil and gas properties	52,012	3,950	3,572	2,467	−	9,989	62,001	491
Support Equipaments	55,729	1,488	−	26	7	1,522	57,251	−
Gross Capitalized costs	155,996	6,143	5,213	3,994	32	15,382	171,378	491
Depreciation and depletion	(43,277)	(3,013)	(625)	(1,415)	(3)	(5,057)	(48,333)	(170)
	112,719	3,130	4,588	2,579	29	10,326	123,045	321
Construction and installations in progress	27,314	11	2	−	−	13	27,327	−
Net capitalzed costs	140,033	3,141	4,590	2,579	29	10,339	150,372	321

December 31, 2011
Unproved oil and gas properties	51,773	523	1,898	593	36	3,050	54,823	−
Proved oil and gas properties	43,940	3,915	2,141	3,235	−	9,291	53,231	575
Support Equipaments	51,509	1,119	24	(24)	2	1,121	52,630	1
Gross Capitalized costs	147,222	5,557	4,063	3,804	38	13,462	160,684	576
Depreciation and depletion	(39,518)	(2,937)	(454)	(1,316)	(1)	(4,708)	(44,226)	(198)
	107,704	2,620	3,609	2,488	37	8,754	116,458	378
Construction and installations in progress	23,640	286	−	90	−	376	24,016	−
Net capitalzed costs	131,344	2,906	3,609	2,578	37	9,130	140,474	378

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of US Dollars, unless otherwise indicated)

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
December 31, 2013
Acquisition of properties
Proved	−	17	973	−	−	990	990	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	9,605	183	397	1	1	582	10,187	−
Development costs	16,732	656	165	282	2	1,105	17,837	237
Total	26,337	856	1,535	283	3	2,677	29,014	237

December 31, 2012
Acquisition of properties
Proved	−	118	498	−	−	617	617	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	5,670	282	601	86	1	970	6,640	−
Development costs	16,217	759	538	285	60	1,642	17,859	19
Total	21,887	1,160	1,638	371	60	3,229	25,116	19

December 31, 2011
Acquisition of properties
Proved	−	16	−	−	36	52	52	3
Unproved	4	194	344	15	−	553	557	−
Exploration costs	5,643	316	160	322	20	818	6,461	1
Development costs	14,370	437	98	−	−	535	14,905	58
Total	20,017	963	602	337	56	1,958	21,975	62

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2013, 2012 and 2011 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of US Dollars, unless otherwise indicated)

(iii) Results of operations for oil and gas producing activities

	Consolidated entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
December 31, 2013
Net operation revenues:
Sales to third parties	1,114	1,033	513	206	−	1,752	2,866	546
Intersegment	67,096	1,708	−	674	−	2,382	69,478	762
	68,210	2,742	513	879	−	4,134	72,344	1,308
Production costs	(26,465)	(1,420)	(177)	(65)	−	(1,663)	(28,128)	(197)
Exploration expenses	(2,784)	(61)	(88)	(28)	(3)	(180)	(2,964)	(2)
Depreciation, depletion and amortization	(7,814)	(519)	(322)	(89)	−	(931)	(8,745)	(263)
Impairment of oil and gas properties	(4)	1	(14)	(560)	−	(573)	(577)	−
Other operating expenses	(1,345)	(256)	(75)	(50)	1,748	1,367	22	−
Results before income tax expenses	29,798	486	(162)	86	1,744	2,154	31,952	847
Income tax expenses	(10,131)	(141)	(2)	(367)	(1)	(510)	(10,642)	(348)
Results of operations (excluding corporate overhead and interest costs)	19,667	345	(164)	(281)	1,744	1,644	21,311	498

December 31, 2012
Net operation revenues:
Sales to third parties	843	1,148	19	368	−	1,535	2,378	186
Intersegment	73,871	1,659	290	1,886	−	3,834	77,705	−
	74,714	2,807	309	2,254	−	5,369	80,083	186
Production costs	(27,094)	(1,360)	(40)	(178)	−	(1,578)	(28,672)	(154)
Exploration expenses	(3,613)	(176)	(48)	(81)	(56)	(361)	(3,974)	−
Depreciation, depletion and amortization	(6,528)	(476)	(177)	(191)	(1)	(845)	(7,373)	(79)
Impairment of oil and gas properties	(34)	−	−	(16)	−	(16)	(50)	−
Other operating expenses	(1,801)	(152)	(113)	176	(42)	(131)	(1,932)	−
Income before income tax expenses	35,644	643	(69)	1,964	(99)	2,438	38,082	(47)
Income tax expenses	(12,119)	(150)	−	(929)	1	(1,078)	(13,197)	14
Results of operations (excluding corporate overhead and interest costs)	23,525	493	(69)	1,035	(98)	1,360	24,885	(33)

December 31, 2011
Net operation revenues:
Sales to third parties	516	1,018	8	290	−	1,316	1,832	289
Intersegment	73,601	1,553	108	2,123	−	3,784	77,385	7
	74,117	2,571	116	2,413	−	5,100	79,217	296
Production costs	(26,755)	(1,198)	(31)	(134)	−	(1,363)	(28,118)	(142)
Exploration expenses	(2,182)	(224)	(28)	(92)	(97)	(441)	(2,623)	(1)
Depreciation, depletion and amortization	(6,358)	(408)	(53)	(263)	(1)	(725)	(7,083)	(121)
Impairment of oil and gas properties	(229)	1	−	−	−	1	(228)	(56)
Other operating expenses	(1,557)	(214)	(216)	258	(22)	(194)	(1,751)	−
Income before income tax expenses	37,036	528	(212)	2,182	(120)	2,378	39,414	(24)
Income tax expenses	(12,592)	(151)	−	(791)	−	(942)	(13,534)	4
Results of operations (excluding corporate overhead and interest costs)	24,444	377	(212)	1,391	(120)	1,436	25,880	(20)

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2013, 2012 and 2011 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Bolivian proved reserves were not classified as such in 2010 due to the new Bolivian Constitution, which restricts the disclosure of estimated reserves for properties under its authority. The initial balance of Bolivian proved reserves for 2010 is adjusted under the line item “Revisions of previous estimates”.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International**	Synthetic Oil	Total	Total
Reserves at December 31, 2010	10,379.0	209.8	10.1	124.9	344.8	7.4	10,731.2	33.5
Revisions of previous estimates	571.6	(2.5)	36.4	8.1	42.0	2.4	616.0	(1.1)
Extensions and discoveries	151.2	9.4	8.0	−	17.4	−	168.6	−
Improved Recovery	1.9	−	−	6.1	6.1	−	8.0	−
Sales of reserves	−	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(692.5)	(25.5)	(0.8)	(21.0)	(47.3)	(1.2)	(741.0)	(2.8)
Reserves at December 31, 2011	10,411.2	191.2	53.7	118.1	363.0	8.6	10,782.8	29.6
Revisions of previous estimates	69.7	(2.6)	23.5	22.4	43.3	0.7	113.7	(3.0)
Extensions and discoveries	424.4	11.4	−	−	11.4	−	435.8	−
Improved Recovery	324.6	0.6	−	18.7	19.3	−	343.9	−
Sales of reserves	−	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(690.7)	(25.2)	(3.3)	(19.0)	(47.5)	(1.0)	(739.1)	(2.3)
Reserves at December 31, 2012	10,539.2	175.4	74.0	140.2	389.6	8.3	10,937.1	24.3
Transfers by loss of control*	−	−	−	(140.2)	(140.2)	−	(140.2)	140.2
Revisions of previous estimates	(110.0)	13.4	21.9	−	35.4	1.3	(73.4)	1.8
Extensions and discoveries	818.3	−	33.0	−	33.0	−	851.4	−
Improved Recovery	124.2	−	−	−	−	−	124.2	−
Sales of reserves	(42.3)	−	(1.5)	−	(1.5)	−	(43.8)	(65.4)
Purchases of reserves	0.0	−	−	−	−	−	0.0	−
Production for the year	(671.0)	(22.8)	(4.3)	−	(27.1)	(0.8)	(698.9)	(16.5)
Reserves at December 31, 2013	10,658.4	166.0	123.1	(0.0)	289.2	8.8	10,956.4	84.5

*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G. See note 10.2 for further details.
** Includes 105 million barrels related to assets classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International**	Synthetic Gas	Total	Total
Reserves at December 31, 2010	10,554.0	1,235.7	51.7	40.4	1,327.8	12.0	11,893.8	59.8
Revisions of previous estimates	993.9	(9.7)	15.2	(1.1)	4.4	3.3	1,001.6	(15.0)
Extensions and discoveries	192.3	76.3	9.1	−	85.4	−	277.7	−
Improved Recovery	0.3	−	−	−	−	−	0.3	−
Sales of reserves	−	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(673.5)	(112.7)	(4.1)	−	(116.8)	(1.9)	(792.2)	(1.3)
Reserves at December 31, 2011	11,067.0	1,189.6	71.9	39.3	1,300.8	13.4	12,381.2	43.5
Revisions of previous estimates	373.4	(18.3)	2.7	6.2	(9.4)	1.8	365.8	5.2
Extensions and discoveries	275.8	19.6	−	−	19.6	−	295.4	−
Improved Recovery	(624.3)	0.8	−	−	0.8	−	(623.5)	−
Sales of reserves	−	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(747.3)	(108.0)	(6.9)	−	(114.9)	(1.9)	(864.1)	(0.9)
Reserves at December 31, 2012	10,344.6	1,083.7	67.7	45.5	1,196.9	13.3	11,554.8	47.8
Transfers by loss of control*	−	−	−	(45.5)	(45.5)	−	(45.5)	45.5
Revisions of previous estimates	(291.2)	75.2	2.6	−	77.8	(0.1)	(213.5)	(8.0)
Extensions and discoveries	1,113.0	−	80.4	−	80.4	−	1,193.4	−
Improved Recovery	916.0	−	−	−	−	−	916.0	−
Sales of reserves	(17.3)	−	(13.4)	−	(13.4)	−	(30.7)	(22.8)
Purchases of reserves	0.4	−	−	−	−	−	0.4	−
Production for the year	(773.8)	(100.4)	(4.4)	−	(104.8)	(1.4)	(880.0)	(0.6)
Reserves at December 31, 2013	11,291.7	1,058.5	132.9	0.0	1,191.4	11.8	12,494.8	61.9

*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G. See note 10.2 for further details.
** Includes 363 billion cubic feet related to assets classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

	2013				2012				2011
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Net proved developed reserves:
Consolidated Entities
Brazil	6,509.3	8.8	6,578.9	11.8	6,397.5	8.3	6,811.5	13.3	6,973.5	8.6	6,836.0	13.4
South America	86.0	−	368.4	−	96.5	−	414.1	−	106.6	−	440.9	−
North America	46.2	−	9.9	−	21.2	−	25.2	−	4.5	−	32.1	−
Africa	−	−	−	−	77.8	−	35.8	−	70.3	−	39.3	−
Others	−	−	−	−	−	−	−	−	−	−	−	−
International	132.2	−	378.3	−	195.5	−	475.1	−	181.4	−	512.3	−
Total Consolidated Entities	6,641.6	8.8	6,957.3	11.8	6,593.0	8.3	7,286.6	13.3	7,154.9	8.6	7,348.3	13.4
Nonconsolidated Entitites
Brazil	−	−	−	−	−	−	−	−	−	−	−	−
South America	12.4	−	14.9	−	12.7	−	14.6	−	17.5	−	20.2	−
North America	−	−	−	−	−	−	−	−	−	−	−	−
Africa	37.3	−	15.7	−	−	−	−	−	−	−	−	−
Others	−	−	−	−	−	−	−	−	−	−	−	−
International	49.8	−	30.5	−	12.7	−	14.6	−	17.5	−	20.2	−
Total Nonconsolidated Entities	49.8	−	30.5	−	12.7	−	14.6	−	17.5	−	20.2	−
Total Consolidated and Nonconsolidated Entities	6,691.4	8.8	6,987.8	11.8	6,605.7	8.3	7,301.2	13.3	7,172.4	8.6	7,368.5	13.4
Net proved undeveloped reserves:
Consolidated Entities
Brazil	4,149.1	−	4,712.7	−	4,141.7	−	3,533.0	−	3,437.5	−	4,231.0	−
South America	80.1	−	690.1	−	78.9	−	669.5	−	84.7	−	748.6	−
North America	77.0	−	123.1	−	52.8	−	42.5	−	49.3	−	40.1	−
Africa	−	−	−	−	62.4	−	9.8	−	47.8	−	−	−
Others	−	−	−	−	−	−	−	−	−	−	−	−
International	157.1	−	813.2	−	194.1	−	721.8	−	181.8	−	788.7	−
Total Consolidated Entities	4,306.2	−	5,525.9	−	4,335.8	−	4,254.8	−	3,619.3	−	5,019.7	−
Nonconsolidated Entitites
Brazil	−	−	−	−	−	−	−	−	−	−	−	−
South America	8.8	−	26.4	−	11.6	−	33.2	−	12.1	−	23.3	−
North America	−	−	−	−	−	−	−	−	−	−	−	−
Africa	25.9	−	4.9	−	−	−	−	−	−	−	−	−
Others	−	−	−	−	−	−	−	−	−	−	−	−
International	34.7	−	31.3	−	11.6	−	33.2	−	12.1	−	23.3	−
Total Nonconsolidated Entities	34.7	−	31.3	−	11.6	−	33.2	−	12.1	−	23.3	−
Total Consolidated and Nonconsolidated Entities	4,340.8	−	5,557.2	−	4,347.4	−	4,288.0	−	3,631.4	−	5,043.0	−

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of US Dollars, unless otherwise indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas. Estimated future cash inflows from production in Brazil and international segments are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of US Dollars, unless otherwise indicated)

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

	Consolidated entities						Equity Method Investees
	Brazil	South America	North America	Africa	International**	Total	Total
At december 31, 2013
Future cash inflows	1,134,383	16,770	12,071	−	28,841	1,163,225	8,724
Future production costs	(469,442)	(8,742)	(3,484)	−	(12,226)	(481,668)	(3,051)
Future development costs	(72,675)	(2,146)	(2,795)	−	(4,942)	(77,617)	(1,927)
Future income tax expenses	(205,938)	(1,693)	(169)	−	(1,862)	(207,800)	(1,221)
Undiscounted future net cash flows	386,328	4,189	5,622	−	9,811	396,139	2,524
10 percent midyear annual discount for timing of estimated cash flows*	(197,760)	(1,435)	(2,288)	−	(3,723)	(201,483)	(820)
Standardized measure of discounted future net cash flows	188,569	2,754	3,335	−	6,088	194,657	1,704

At december 31, 2012
Future cash inflows	1,107,784	18,010	7,318	15,682	41,010	1,148,794	4,155
Future production costs	(458,630)	(8,822)	(1,676)	(3,105)	(13,603)	(472,233)	(2,880)
Future development costs	(58,197)	(2,245)	(2,002)	(3,785)	(8,032)	(66,229)	(177)
Future income tax expenses	(204,258)	(2,010)	−	(3,166)	(5,176)	(209,434)	(405)
Undiscounted future net cash flows	386,699	4,933	3,640	5,626	14,199	400,898	693
10 percent midyear annual discount for timing of estimated cash flows*	(198,081)	(1,733)	(1,174)	(1,872)	(4,779)	(202,860)	(282)
Standardized measure of discounted future net cash flows	188,618	3,200	2,466	3,754	9,420	198,038	411

At december 31, 2011
Future cash inflows	1,099,570	17,606	4,839	13,064	35,509	1,135,079	2,273
Future production costs	(432,615)	(7,911)	(1,485)	(2,714)	(12,110)	(444,725)	(1,205)
Future development costs	(62,488)	(1,923)	(1,349)	(2,618)	(5,890)	(68,378)	(59)
Future income tax expenses	(209,065)	(2,321)	−	(2,753)	(5,074)	(214,139)	(341)
Undiscounted future net cash flows	395,402	5,451	2,005	4,979	12,435	407,837	668
10 percent midyear annual discount for timing of estimated cash flows*	(203,006)	(2,006)	(871)	(1,514)	(4,391)	(207,397)	(223)
Standardized measure of discounted future net cash flows	192,396	3,445	1,134	3,465	8,044	200,440	445

*Semiannual capitalization
** Includes the amount of US$ 1,758 related to assets classified as held for sale in 2013.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v)          Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

	Consolidated entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International**	Total	Total

Balance at January 1, 2013	188,618	3,200	2,466	3,755	−	9,421	198,039	411

Transfers by loss of control*				(3,755)		(3,755)	(3,755)	3,755
Sales and transfers of oil and gas, net of production cost	(33,988)	(1,159)	(398)	−	−	(1,557)	(35,545)	(735)
Development cost incurred	16,732	656	165	282	2	1,105	17,837	237
Net change due to purchases and sales of minerals in place	(1,008)	272	(116)	−	−	157	(851)	(1,878)
Net change due to extensions, discoveries and improved recovery less related costs	33,171	−	673	−	−	673	33,844	−
Revisions of previous quantity estimates	(4,075)	28	936	−	−	963	(3,112)	84
Net change in prices, transfer prices and in production costs	(9,710)	(370)	303	(282)	(2)	(351)	(10,061)	(416)
Changes in estimated future development costs	(19,155)	(404)	(346)	−	−	(750)	(19,905)	(86)
Accretion of discount	18,862	447	271	−	−	718	19,579	251
Net change in income taxes	(877)	189	(12)	−	−	176	(701)	272
Timing		(3)	(654)	−	−	(657)	(657)	−
Other – unspecified		(102)	46	−	−	(56)	(56)	(192)

Balance at December 31,2013	188,569	2,754	3,335	−	−	6,088	194,657	1,704

*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G. See note 10.2 for further details.
** Includes the amount of US$ 1,758 related to assets classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v)          Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

	Consolidated entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
Balance at January 1, 2012	192,396	3,446	1,133	3,465	−	8,044	200,440	445

Sales and transfers of oil and gas, net of production cost	(47,822)	(1,241)	(67)	(1,721)	−	(3,029)	(50,851)	(116)
Development cost incurred	16,217	759	538	285	60	1,642	17,859	19
Net change due to purchases and sales of minerals in place	−	−	−	−	−	−	−	−
Net change due to extensions, discoveries and improved recovery less related costs	17,855	180	1,017	1,372	−	2,569	20,424	40
Revisions of previous quantity estimates	3,410	246	(59)	1,774	−	1,961	5,371	(58)
Net change in prices, transfer prices and in production costs	(6,848)	84	114	(341)	(60)	(203)	(7,051)	(138)
Changes in estimated future development costs	(8,958)	(823)	(380)	(1,058)	−	(2,261)	(11,219)	(114)
Accretion of discount	19,240	485	130	344	−	959	20,199	67
Net change in income taxes	3,129	154	−	(100)	−	54	3,183	1
Timing	−	(37)	54	−	−	17	17	−
Other – unspecified	−	(54)	(15)	(265)	−	(334)	(334)	265
Balance at December 31,2012	188,619	3,199	2,465	3,755	−	9,419	198,038	411

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v)          Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

	Consolidated entities						Equity Method Investees

	Brazil	South America	North America	Africa	International	Total	Total

Balance at January 1, 2011	124,274	3,714	230	3,062	7,006	131,280	324

Sales and transfers of oil and gas, net of production cost	(45,745)	(1,076)	(82)	(2,037)	(3,195)	(48,940)	(70)
Development cost incurred	13,943	437	98	−	535	14,478	44
Net change due to purchases and sales of minerals in place	−	−	−	−	−	−	−
Net change due to extensions, discoveries and improved recovery less related costs	4,892	212	307	377	896	5,788	−
Revisions of previous quantity estimates	19,483	44	1,071	570	1,685	21,168	(32)
Net change in prices, transfer prices and in production costs	114,630	661	49	2,735	3,445	118,075	133
Changes in estimated future development costs	(15,984)	(441)	(517)	(120)	(1,078)	(17,062)	(30)
Accretion of discount	12,427	476	23	294	793	13,220	54
Net change in income taxes	(35,524)	(48)	−	(982)	(1,030)	(36,554)	(6)
Timing	−	(70)	26	−	(44)	(44)	−
Other - unspecified	−	(463)	(72)	(434)	(969)	(969)	28

Balance at December 31,2011	192,396	3,446	1,133	3,465	8,044	200,440	445

EXHIBIT INDEX

Exhibit A: Consent of PricewaterhouseCoopers Auditores Independentes

Exhibit B: Consent of KPMG Auditores Independentes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

	By:	/s/ Almir Guilherme Barbassa
Almir Guilherme Barbassa
Chief Financial Officer and Investor Relations Officer

Date: March 10, 2014

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.